Filed Pursuant to Rule 424(b)(2)

Registration No. 333-212146

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
	US$		US$	US$
6.000% Senior Notes due 2043	150,000,000	97.000%	145,500,000	18,114.75
Guarantees of Senior Notes	—	—	—	— (2)
Total	150,000,000		145,500,000	18,114.75

(1) This (1) “Calculation of Registration Fee” table updates the “Calculation of Registration Fee” table in the Company’s Registration Statement on Form S-3ASR (File No. 333-212146) in accordance with Rule 456(b) and Rule 457(r) of the Securities Act of 1933, as amended.

(2) Pursuant to Rule 457(n), no registration fee is required with respect to the guarantees.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 21, 2016)

$150,000,000

M.D.C. Holdings, Inc.

6.000% Senior Notes due 2043

_______________________

We are offering $150,000,000 aggregate principal amount of our 6.000% Senior Notes due 2043.

We will pay interest on the notes semi-annually in arrears on January 15 and July 15 of each year, beginning January 15, 2018. The notes will mature on January 15, 2043.

The notes offered hereby (the “new notes”) will be of the same series as the $250,000,000 aggregate principal amount of 6.000% Senior Notes due 2043 that we issued on January 10, 2013 and the $100,000,000 aggregate principal amount of 6.000% Senior Notes due 2043 that we issued on May 13, 2013 (collectively, the “existing notes” and, together with the new notes, the “notes”). The new notes will have the same terms as the existing notes. Upon the issuance of the new notes, the outstanding aggregate principal amount of our 6.000% Senior Notes due 2043 will be $500,000,000. Interest will be deemed to accrue on the new notes from July 15, 2017 and the initial interest payment to holders of the notes will be the same per note as the interest payment then due to holders of the existing notes. Unless the context otherwise requires, references herein to the notes include the new notes and the existing notes.

We may redeem the notes at any time at the redemption prices set forth in this prospectus supplement under “Description of Notes—Optional Redemption.”

The interest rate on the notes may be adjusted under the circumstances described in this prospectus supplement under “Description of Notes—Interest Rate Adjustment Following a Change of Control.”

The notes will be senior unsecured obligations of our company and will rank equally with all of our existing and future unsecured and senior indebtedness.

The notes will be fully and unconditionally guaranteed jointly and severally by certain of our subsidiaries on a senior unsecured basis.

The existing notes are listed, and we expect the new notes to be listed, on the New York Stock Exchange.

Before buying any notes, you should read the discussion of material risks of investing in our notes beginning on page S-5.

________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes, or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

________________

	Per Note	Total
Public offering price(1)	97.000%	$145,500,000
Underwriting discount	0.875%	$1,312,500
Proceeds to M.D.C. Holdings, Inc. (before expenses)(1)	96.125%	$144,187,500

______________

(1)     Public offering price and proceeds to issuer (before expenses) do not include the amount of accrued interest on the new notes from July 15, 2017, to but excluding the delivery date. This pre-issuance accrued interest must be paid by the purchasers of the new notes. On January 15, 2018, we will pay this pre-issuance accrued interest to the holders of the new notes on the applicable record date along with interest accrued on the new notes from the date of delivery to the interest payment date.

________________

Interest on the notes will be deemed to accrue from July 15, 2017 to the date of delivery.

________________

The underwriter expects to deliver the notes to purchasers through the book-entry delivery system of The Depository Trust Company on or about October 16, 2017.

________________

Sole Book-Running Manager

 Citigroup

________________

October 11, 2017.

You should only rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter identified on the cover of this prospectus supplement (the “underwriter”) has not, authorized anyone to provide you with different information. We are not, and the underwriter is not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein is accurate as of any date other than the date on the front of this prospectus supplement, the date on the front of the accompanying prospectus or the date of the applicable incorporated document, as applicable. We and the underwriter take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

________________

The information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein concerning the homebuilding industry, our market share, our size relative to other homebuilders and other matters is derived principally from publicly available information and from industry sources. Although we believe the publicly available information and the information from industry sources are reliable, we have not independently verified any of this information and we cannot assure you of its accuracy.

This prospectus supplement sets forth certain terms of the notes that we are offering. It supplements the section entitled “Description of the Debt Securities” in the accompanying prospectus. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from the information in the accompanying prospectus.

S-i

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our business, financial condition, results of operation, cash flows, strategies and prospects. These forward-looking statements may be identified by terminology such as “likely,” “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference are reasonable, we cannot guarantee future results. These statements involve known and unknown risks, uncertainties and other factors, including those discussed under “Risk Factors,” that may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by the forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports on Forms 10-K, 10-Q and 8-K should be considered.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This is only a summary of the offering. To fully understand the investment you are contemplating you must consider this prospectus supplement, the accompanying prospectus, and the detailed information incorporated into them by reference, including our financial statements and their accompanying notes. Unless the context otherwise requires, the terms “M.D.C. Holdings, Inc.,” “MDC” “we” and “our” refer to M.D.C. Holdings, Inc., a Delaware corporation, and its subsidiaries.

M.D.C. Holdings, Inc.

M.D.C. Holdings, Inc. is a Delaware corporation. We have two primary operations, homebuilding and financial services. Our homebuilding operations consist of wholly-owned subsidiary companies that generally purchase finished lots or develop lots to the extent necessary for the construction and sale primarily of single-family detached homes to first-time and first-time move-up homebuyers under the name “Richmond American Homes.” Our homebuilding operations are comprised of various homebuilding divisions that we consider to be our operating segments. For financial reporting, we have aggregated our homebuilding operating segments into reportable segments as follows: (1) West (includes operating segments located in Arizona, California, Nevada and Washington); (2) Mountain (includes operating segments located in Colorado and Utah); and (3) East (includes operating segments located in Virginia, Florida and Maryland, which includes Pennsylvania and New Jersey).

Our financial services operations primarily consist of (1) HomeAmerican Mortgage Corporation (“HomeAmerican”), which originates mortgage loans primarily for our homebuyers, (2) Allegiant Insurance Company, Inc., A Risk Retention Group (“Allegiant”), which provides insurance coverage primarily to our homebuilding subsidiaries and most of our subcontractors for homes sold by our homebuilding subsidiaries and for work performed in completed subdivisions, (3) StarAmerican Insurance Ltd., which is a re-insurer on Allegiant claims, (4) American Home Insurance Agency, Inc., which offers third-party insurance products to our homebuyers, and (5) American Home Title and Escrow Company, which provides title agency services to our homebuilding subsidiaries and our customers in certain states. For financial reporting, we have aggregated our financial services operating segments into reportable segments as follows: (1) mortgage operations (represents HomeAmerican only) and (2) other (all remaining operating segments).

Our principal executive offices are at 4350 South Monaco Street, Suite 500, Denver, Colorado 80237 (telephone (303) 773-1100). Additional information about us can be obtained on the investor relations section of our website. Our website is http://ir.richmondamerican.com, although the information on our website is not incorporated into this prospectus supplement.

Recent Developments

On October 4, 2017, we announced an increase in the aggregate commitment under our unsecured revolving credit facility from $550 million to $700 million as well as the lengthening of this facility’s maturity by two years to December 16, 2022.

We also announced selected preliminary results for the 2017 third quarter. These selected results are preliminary and may change. They include:

●	home sale revenues of $584.9 million, representing a 2% increase from the comparable period in the prior fiscal year, driven primarily by a 2% increase in new home deliveries to 1,317;

●

net new orders of $596.7 million in dollar value, representing a 6% increase from the comparable period in the prior fiscal year, driven primarily by an 8% increase in the average selling price of net new orders;

●

net new orders of 1,270 homes, representing a 2% decrease in the number of net new orders from the comparable period in the prior fiscal year, driven primarily by a 4% decline in our average active community count;

●	154 active subdivisions as of September 30, 2017;

●	backlog dollar value of $1.71 billion at September 30, 2017, representing a 6% increase from September 30, 2016, primarily driven by a 6% increase in the average selling price of homes in backlog;

●	number of homes in backlog of 3,463 as of September 30, 2017;

●	the approval of more than 2,500 lots for purchase in 37 communities; and

●	a pretax gain of approximately $52 million on investment sales, principally related to the sale of our metropolitan district bond securities.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see the section “Description of Notes.” In this “Prospectus Supplement Summary—The Offering” section, “we” refers to M.D.C. Holdings, Inc. and not to any of its subsidiaries.

Issuer	M.D.C. Holdings, Inc.

Securities Offered

$150,000,000 aggregate principal amount of 6.000% Senior Notes due 2043.

The new notes will be of the same series as the $250,000,000 aggregate principal amount of 6.000% Senior Notes due 2043 that we issued on January 10, 2013 and the $100,000,000 aggregate principal amount of 6.000% Senior Notes due 2043 that we issued on May 13, 2013 (collectively, the “existing notes” and, together with the new notes, the “notes”). The new notes will have the same terms as the existing notes. Upon the issuance of the new notes, the outstanding aggregate principal amount of our 6.000% Senior Notes due 2043 will be $500,000,000. The new notes will have the same CUSIP number and will be fungible with the existing notes. Holders of the new notes and the existing notes will vote as one series under the indenture.

Maturity Date	January 15, 2043.

Interest Rate and Interest Payment Dates

The notes will have an interest rate of 6.000%. Interest will be deemed to accrue from July 15, 2017, and will be payable semi-annually in arrears on each January 15 and July 15, commencing January 15, 2018.

Optional Redemption

We may redeem the notes, in whole or in part. If the notes are redeemed prior to the date that is three months prior to the maturity date for the notes, the redemption price for the notes to be redeemed will equal the greater of the following amounts: (1) 100% of the aggregate principal amount, and (2) the sum of the present value of the remaining scheduled payments of principal and interest in respect of the notes being redeemed on the redemption date, discounted to the redemption date, on a semi-annual basis, at the Treasury Rate (as defined in “Description of Notes—Optional Redemption”) plus 45 basis points (0.450%), plus, in each case, accrued and unpaid interest to the redemption date. If the notes are redeemed on or after the date that is three months prior to the maturity date for the notes, the redemption price for the notes to be redeemed will equal 100% of the principal amount of such notes, plus accrued and unpaid interest to the redemption date. See “Description of Notes—Optional Redemption.”

Interest Rate Adjustment

The interest rate payable on the notes will be subject to adjustments from time to time upon the occurrence of a change of control and if the debt ratings assigned to the notes by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Fitch Ratings (or any replacement ratings agency selected by us) are all below investment grade, or in the event of certain subsequent upgrades to the debt rating, as described under “Description of Notes—Interest Rate Adjustment Following a Change of Control.”

Ranking	The notes will be our general unsecured obligations. Your right to payment under these notes will be:

	•	effectively junior to the rights of our secured creditors to the extent of the value of their security in our assets;

	•	structurally junior to the rights of creditors (including trade creditors) of our subsidiaries that are not guarantors of the notes;

	•	equal with the rights of creditors under our unsecured unsubordinated debt; and

	•	senior to the rights of creditors under any of our debt that is expressly subordinated in right of payment to these notes.

At June 30, 2017, after giving effect to this offering, we would have had total consolidated indebtedness of approximately $1,070 million (including the notes), of which none was expressly subordinated to the notes. At such date, MDC had no secured indebtedness outstanding and the guarantor subsidiaries had no secured indebtedness outstanding on MDC’s consolidated balance sheet. In addition, we had issued and outstanding surety bonds and letters of credit totaling $175.8 million and $64.6 million, respectively, as of June 30, 2017. At June 30, 2017, our non-guarantor subsidiaries had approximately $69.1 million of indebtedness reflected on our consolidated balance sheet to which the notes will be structurally subordinated.

Guarantees

Certain of our existing subsidiaries and future subsidiaries will fully and unconditionally guarantee our obligations under the notes, jointly and severally, on a senior unsecured basis. Your right to payment under any guarantee will be:

	•	effectively junior to the rights of secured creditors to the extent of their security in the guarantors’ assets;

	•	equal with the rights of creditors under the guarantors’ other unsecured unsubordinated debt; and

	•	senior to the rights of creditors under the guarantors’ debt that is expressly subordinated in right of payment to the guarantees.

Covenants	The indenture imposes certain limitations on our ability and the ability of our restricted subsidiaries to:

• issue certain additional secured indebtedness; and

• engage in sale and lease-back transactions.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of Notes.”

The indenture does not limit the amount of unsecured debt that we may issue or require us to offer to purchase the notes upon a change of control.

Risk Factors	You should carefully consider the factors discussed in detail elsewhere in this prospectus supplement under the caption “Risk Factors.”

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, which may include repayment of debt. See “Use of Proceeds.”

Summary Financial and Other Data

The income statement data and balance sheet data set forth below at December 31, 2016, 2015 and 2014 and for the years then ended have been derived from our audited consolidated financial statements. The income statement data and balance sheet data set forth below at June 30, 2017 and 2016, and for the six months ended June 30, 2017 and 2016, have been derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. The operating results for the six months ended June 30, 2017 and 2016 are not necessarily indicative of results for the full fiscal year. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes thereto incorporated herein by reference and other financial information in our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, incorporated herein by reference.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014

	(dollars in thousands)
INCOME STATEMENT DATA
Home sale revenues	$1,211,099	$965,615	$2,257,153	$1,847,889	$1,647,398
Total home sale and land sale revenues	1,212,697	968,255	2,262,853	1,860,226	1,650,631
Financial services revenues	37,052	26,840	63,991	48,810	43,953
Home cost of sales	1,008,019	805,862	1,884,391	1,539,396	1,365,621
Inventory impairments	4,850	1,600	10,173	9,993	1,760
Homebuilding selling, general and administrative expenses	137,007	120,717	250,540	226,317	203,253
Loss on extinguishment of senior notes	—	—	—	—	18,153
Income before income taxes	88,254	54,731	151,781	101,424	100,475
Net income	56,120	36,476	103,211	65,791	63,143

BALANCE SHEET DATA (at period end)
Assets
Cash and cash equivalents (1)	$337,976	$171,306	282,909	180,988	153,825
Marketable securities	103,934	70,619	96,206	103,694	156,140
Total inventories	1,756,736	1,827,018	1,758,814	1,763,962	1,667,960
Total assets	2,536,411	2,461,400	2,528,589	2,415,899	2,351,456

Debt
Senior notes, net	842,232	841,076	841,646	840,524	839,468
Revolving credit facility	15,000	15,000	15,000	15,000	15,000
Mortgage repurchase facility	69,127	93,297	114,485	88,611	60,822
Total debt	926,359	949,373	971,131	944,135	915,290
Stockholders’ Equity	1,363,653	1,277,022	1,320,070	1,256,292	1,228,336

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(1)	Excludes restricted cash.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014

	(dollars in thousands)
OPERATING DATA
New home deliveries (units)	2,668	2,179	5,054	4,390	4,366
Average selling price	$454	$443	$447	$421	$377
Net new home orders (units)	3,294	3,292	5,606	5,203	4,623
Homes in backlog at period end (units)	3,510	3,445	2,884	2,332	1,519
Estimated backlog sales value at period end	$1,678,000	$1,608,000	$1,382,000	$1,054,000	$663,000
Estimated average selling price of homes in backlog	$478	$467	$479	$452	$437
Active subdivisions at period end	153	159	164	167	159

RISK FACTORS

Before purchasing the notes offered hereby, you should consider all of the information set forth in this prospectus supplement, the accompanying prospectus and the information incorporated herein by reference, and, in particular, you should evaluate the risk factors set forth below and in the accompanying prospectus.

Risks Relating to Our Business

Changes in general economic, real estate and other business conditions may have an adverse effect on the homebuilding and mortgage industries, which could have a negative impact on our business.

The homebuilding industry is cyclical and is significantly affected by changes in both industry conditions and general economic conditions such as:

•	employment levels;

•	availability of financing for homebuyers;

•	interest rates;

•	consumer confidence;

•	levels of new and existing homes for sale;

•	cost of land, labor and construction materials;

•	demographic trends; and

•	housing demand.

These conditions may exist on a national level or may affect some of the regions or markets in which we operate more than others. When adverse conditions affect any of our larger markets, they could have a proportionately greater impact on us than on some other homebuilding companies.

Changes to monetary policy or other actions by the Federal Reserve could have an adverse effect on interest rates (including mortgage interest rates), equity markets and consumer confidence. Such effects could cause us to experience declines in the market value of our inventory and the demand for our homes, resulting in a negative impact to our financial position, results of operations and cash flows.

An oversupply of alternatives to new homes, including foreclosed homes, homes held for sale by investors and speculators, other existing homes, and rental properties, can also reduce our ability to sell new homes, depress new home prices and reduce our margins on the sale of new homes. High levels of foreclosures and short-sales not only contribute to additional inventory available for sale, but also can reduce appraisal valuations for new homes, potentially resulting in lower sales prices.

Terrorist attacks, other acts of violence or threats to national security, and any corresponding response by the United States or others, or related domestic or international instability, may adversely affect general economic conditions or cause a slowdown of the economy.

As a result of the foregoing matters, potential customers may be less willing or able to buy our homes. In the future, our pricing strategies may continue to be limited by market conditions. We may be unable to change the mix of our home offerings, reduce the costs of the homes we build or offer more affordable homes to maintain our gross margins or satisfactorily address changing market conditions in other ways. In addition, cancellations of home sales contracts in backlog may increase as homebuyers choose to not honor their contracts.

Additionally, the factors discussed above may increase our counterparty risk, which may include, among others, banks under our credit facilities and mortgage purchasers who may not be willing or able to perform on obligations to us. To the extent a third-party is unable or unwilling to meet its obligations, our financial position, results of operations and cash flows could be negatively impacted.

Our mortgage operations are closely related to our homebuilding business, as HomeAmerican originates mortgage loans principally to purchasers of the homes we build. Therefore, a decrease in the demand for our homes because of the preceding matters may also adversely affect the financial results of this segment of our business. Furthermore, any adverse changes in the economic conditions discussed previously could increase the default rate on the mortgages we originate, which may adversely affect our ability to sell the mortgages, the pricing we receive upon the sale of mortgages, or our potential exposure to recourse regarding mortgage loan sales.

These challenging conditions are complex and interrelated. We cannot predict their occurrence or severity, nor can we provide assurance that our responses would be successful.

Increased competition levels in the homebuilding and mortgage lending industries could have a negative impact on our homebuilding and mortgage operations.

The homebuilding industry is fragmented and highly competitive. Our homebuilding subsidiaries compete with numerous public and private homebuilders, including a number that are substantially larger than us and may have greater financial resources than we do. Our homebuilding subsidiaries also compete with subdivision developers and land development companies, some of which are themselves homebuilders or affiliates of homebuilders. Homebuilders compete for customers, land, building materials, subcontractor labor and desirable financing. Competition for home orders is based primarily on home sales price, location of property, home style, financing available to prospective homebuyers, quality of homes built, customer service and general reputation in the community, and may vary market-by-market and/or submarket-by-submarket. Additionally, competition within the homebuilding industry can be impacted by an excess supply of new and existing homes available for sale resulting from a number of factors, including, among other things, increases in the number of new home communities, increases in speculative homes available for sale and increases in home foreclosures. Increased competition can result in a decrease in our net new home orders, a decrease in our home sales prices and/or an increase in our home sales incentives in an effort to generate new home sales and maintain homes in backlog until they close. These competitive pressures may negatively impact our financial position, results of operations and cash flows.

Our mortgage lending subsidiary, HomeAmerican, experiences competition from numerous banks and other mortgage bankers and brokers, many of which are larger and may have greater financial resources. As a result, these competitors may be able to offer better pricing and/or mortgage loan terms, more relaxed underwriting criteria and a greater range of products, which could negatively impact the financial position, results of operations and cash flows of our mortgage operations.

If land is not available at reasonable prices or terms, we could be required to scale back our operations in a given market and/or we may operate at lower levels of profitability.

Our operations depend on our homebuilding subsidiaries’ ability to obtain land for the development of our residential communities at reasonable prices and with terms that meet our underwriting criteria. Our ability to obtain land for new residential communities may be adversely affected by changes in the general availability of land, the willingness of land sellers to sell land at reasonable prices, competition for available land, availability of financing to acquire land, zoning, regulations that limit housing density, and other market conditions. If the supply of land, and especially finished lots, appropriate for development of residential communities is limited because of these factors, or for any other reason, the number of homes that our homebuilding subsidiaries build and sell may decline. To the extent that we are unable to purchase land timely or enter into new contracts for the purchase of land at reasonable prices, due to the lag time between the time we acquire land and the time we begin selling homes, we may be required to scale back our operations in a given market and/or we may operate at lower levels of profitability. As a result, our financial position, results of operations and cash flows could be negatively impacted.

Supply shortages and other risks related to the demand for skilled labor and building materials could increase costs and delay deliveries.

The residential construction industry experiences price fluctuations and shortages in labor and materials from time to time. Shortages in labor can be due to: work stoppages, labor disputes, shortages in qualified trades people, lack of availability of adequate utility infrastructure and services, or our need to rely on local subcontractors who may not be adequately capitalized or insured. Labor and material shortages can be more severe during periods of strong demand for housing or during periods in which the markets where we operate experience natural disasters that have a significant impact on existing residential and commercial structures. Additionally, we could experience labor shortages as a result of subcontractors going out of business or leaving the residential construction market due to low levels of housing production and volumes. Pricing for labor and materials can be affected by the factors discussed above, changes in energy prices, and various other national, regional and local economic factors. Any of these circumstances could give rise to delays in the start or completion of our residential communities, increase the cost of developing one or more of our residential communities and/or increase the construction cost of our homes.

We generally are unable to pass on increases in construction costs to customers who have already entered into sales contracts, as those sales contracts fix the price of the homes at the time the contracts are signed, which may be in advance of the construction of the home. To the extent that market conditions prevent the recovery of increased costs, including, among other things, subcontracted labor, finished lots, building materials, and other resources, through higher selling prices, our financial position, cash flows and operating results, including our gross margin from home sales, could be negatively impacted.

If mortgage interest rates rise, if down payment requirements are increased, if loan limits are decreased, or if mortgage financing otherwise becomes less available, it could adversely affect our business.

Mortgage liquidity influenced by governmental entities like the Federal Housing Administration, U.S. Department of Veterans Affairs, U.S. Department of Agriculture and Ginnie Mae or government-sponsored enterprises (“GSEs”) like Fannie Mae and Freddie Mac continue to be an important factor in marketing our homes. Financial losses or other factors may limit, restrict or otherwise curtail their ability or willingness to insure mortgage loans, offer insurance at rates and on terms that are not prohibitive, or purchase mortgage loans. Should this occur, it may negatively impact the availability of mortgage financing and our sales of new homes.

We believe that the liquidity provided by Fannie Mae, Freddie Mac and Ginnie Mae to the mortgage industry has been very important to the housing market. The future of Fannie Mae and Freddie Mac are in question and any reduction in the availability of the liquidity provided by these institutions could adversely affect interest rates, mortgage availability and our sales of new homes and mortgage loans.

Loans sold to or insured by the GSEs are subject to various loan limits. Decreases in these loan limits may require homebuyers to make larger down payments or obtain more restrictive non-conforming or “jumbo” mortgages, which could adversely impact on our financial position, results of operations and cash flows.

Even if potential customers do not need financing, changes in the availability of mortgage products may make it harder for them to sell their current homes to potential buyers who need financing.

If interest rates increase, the costs of owning a home may be affected and could result in further reductions in the demand for our homes.

Expirations, amendments or changes to tax laws, incentives or credits currently available to our customers may negatively impact our business.

Many homeowners receive substantial tax benefits in the form of tax deductions against their personal taxable income for mortgage interest and property tax payments and the loss or reduction of these deductions could affect homeowners’ net cost of owning a home. Significant changes to existing tax laws that currently benefit homebuyers, such as the ability to deduct mortgage interest and real property taxes, may result in an increase in the total cost of home ownership and may make the purchase of a home less attractive to buyers. This could adversely impact demand for and/or sales prices of new homes, which would have a negative impact on our business.

A decline in the market value of our homes or carrying value of our land would have a negative impact on our business.

Our homebuilding subsidiaries acquire land for the replacement of land inventory and/or expansion within our current markets and may, from time to time, purchase land for expansion into new markets. The fair value of our land and land under development inventory and housing completed or under construction inventory depends on market conditions. Factors that can impact our determination of the fair value of our inventory primarily include home sales prices, levels of home sales incentives and home construction and land costs. Our home sales prices and/or levels of home sales incentives can be impacted by, among other things, uncertainty in the homebuilding and mortgage industries or the United States or global economy overall, decreased demand for new homes, decreased home prices offered by our competitors, home foreclosure and short-sale levels, decreased ability of our homebuyers to obtain suitable mortgage loan financing and high levels of home order cancellations. Under such circumstances, we may be required to record impairments of our inventory. Any such inventory impairments would have a negative impact on our financial position and results of operations.

Natural disasters could cause an increase in home construction costs, as well as delays, and could negatively impact our business.

The climates and geology of many of the markets in which we operate present increased risks of natural disasters. To the extent that hurricanes, severe storms, earthquakes, droughts, floods, heavy or prolonged precipitation, wildfires or other natural disasters or similar events occur, the financial position, results of operations and cash flows of our business may be negatively impacted.

Changes in energy prices may have an adverse effect on the economies in certain markets we operate in and our cost of building homes.

The economies of some of the markets in which we operate are impacted by the health of the energy industry. To the extent that energy prices significantly change, the economies of certain of our markets may be negatively impacted, which may adversely impact the financial position, results of operations and cash flows of our business. Furthermore, pricing offered by our suppliers and subcontractors can be adversely affected by increases in various energy costs resulting in a negative impact to our financial position, results of operations and cash flows of our business.

We have financial needs that we meet through the capital markets, including the debt and secondary mortgage markets, and disruptions in these markets could have an adverse impact on the results of our business.

We have financial needs that we meet through the capital markets, including the debt and secondary mortgage markets. Our requirements for additional capital, whether to finance operations or to service or refinance our existing indebtedness, fluctuate as market conditions and our financial performance and operations change. We cannot provide assurance that we will maintain cash reserves and generate sufficient cash flow from operations in an amount to enable us to service our debt or to fund other liquidity needs.

The availability of additional capital, whether from private capital sources or the public capital markets, fluctuates as our financial condition and market conditions in general change. There may be times when the private capital markets and the public debt or equity markets lack sufficient liquidity or when our securities cannot be sold at attractive prices, in which case we would not be able to access capital from these sources. Additionally, any reduction in our credit rankings and/or a weakening of our financial condition could adversely affect our ability to obtain necessary funds. Even if financing is available, it could be costly or have other adverse consequences.

In addition, the sources and terms and conditions of our mortgage repurchase facility are subject to change. These changes may impact, among other things, availability of capital, cost of borrowings, collateral requirements and collateral advance rates.

Our business is subject to numerous federal, state and local laws and regulations concerning land development, construction of homes, sales, mortgage lending, environmental and other aspects of our business. These laws and regulations could give rise to additional liabilities or expenditures, or restrictions on our business.

Our operations are subject to continuing compliance requirements mandated by applicable federal, state and local statutes, ordinances, rules and regulations, including zoning and land use ordinances, building, plumbing and electrical codes, contractors’ licensing laws, state insurance laws, federal and state human resources laws and regulations, and health and safety laws and regulations. Various localities in which we operate have imposed (or may impose in the future) fees on developers to fund schools, road improvements and low and moderate-income housing.

Availability of and costs related to permit, water/sewer tap, and impact fees can impact our homebuilding operations. From time to time, various municipalities in which our homebuilding subsidiaries operate restrict or place moratoria on the availability of utilities, including water and sewer taps. Additionally, certain jurisdictions in which our homebuilding subsidiaries operate have proposed or enacted “slow growth” or “no growth” initiatives and other measures that may restrict the number of building permits available in any given year. These initiatives or other similar measures could reduce our ability to open new subdivisions and build and sell homes in the affected markets. These availability issues and any increases in costs of these fees may negatively impact our financial position, results of operations and cash flows.

Our homebuilding operations also are affected by environmental laws and regulations pertaining to availability of water, municipal sewage treatment capacity, stormwater discharges, land use, hazardous waste disposal, dust controls, building materials, population density and preservation of endangered species, natural terrain and vegetation.

The particular environmental laws and regulations that apply to any given homebuilding project vary greatly according to a particular site’s location, the site’s environmental conditions and the present and former uses. These environmental laws may result in project delays, cause us to incur substantial compliance and other costs and/or prohibit or severely restrict homebuilding activity in certain environmentally sensitive locations. Environmental laws and regulations may also have a negative impact on the availability and price of certain raw materials, such as lumber.

We also are subject to rules and regulations with respect to originating, processing, selling and servicing mortgage loans, which, among other things: prohibit discrimination and establish underwriting guidelines; provide for audits and inspections; require appraisals and/or credit reports on prospective borrowers and disclosure of certain information concerning credit and settlement costs; establish maximum loan amounts; prohibit predatory lending practices; and regulate the referral of business to affiliated entities.

The regulatory environment for mortgage lending is complex and ever changing and has led to an increase in the number of audits and investigations in the industry. These investigations have included the examination of consumer lending practices, sales of mortgages to financial institutions and other investors and the practices in the financial services segments of homebuilding companies. New rules and regulations or revised interpretations of existing rules and regulations applicable to our mortgage lending operations could result in more stringent compliance standards, which may substantially increase costs of compliance.

In the ordinary course of business, we are required to obtain surety bonds, the unavailability of which could adversely affect our business.

As is customary in the homebuilding industry, we often are required to provide surety bonds to secure our performance under construction contracts, development agreements and other arrangements. Our ability to obtain surety bonds primarily depends upon our credit rating, capitalization, working capital, past performance, management expertise and certain external factors, including the overall capacity of the surety market and the underwriting practices of surety bond issuers. The ability to obtain surety bonds also can be impacted by the willingness of insurance companies to issue surety bonds. If we are unable to obtain surety bonds when required, our financial position, results of operations and cash flows could be adversely impacted.

Decreases in the market value of our investments in marketable securities could have an adverse impact on our business.

We have a material amount of investments in marketable securities, the market value of which is subject to changes from period to period. Decreases in the market value of our marketable securities could have an adverse impact on our financial position, results of operations and cash flows.

Construction defect and warranty claims that arise in the ordinary course of business may be costly.

As a homebuilder, we are subject to construction defect and home warranty claims, as well as claims associated with the sale and financing of our homes arising in the ordinary course of business. These types of claims can be costly. The costs of insuring against or directly paying for construction defect and product liability claims can be high and the amount of coverage offered by insurance companies may be limited. If we are not able to obtain adequate insurance against these claims, we may incur additional expenses that would have a negative impact on our results of operations in future reporting periods. Additionally, changes in the facts and circumstances of our pending litigation matters could have a material impact on our financial position, results of operations and cash flows.

Repurchase requirements associated with HomeAmerican’s sale of mortgage loans, could negatively impact our business.

We are subject to risks associated with mortgage loans, including conventional mortgage loans, FHA and VA mortgage loans, second mortgage loans, high loan-to-value mortgage loans and jumbo mortgage loans (mortgage loans with principal balances that exceed various thresholds in our markets). These risks may include, among other things, compliance with mortgage loan underwriting criteria and the associated homebuyers’ performance, which could require HomeAmerican to repurchase certain of those mortgage loans or provide indemnification. Repurchased mortgage loans and/or the settlement of claims associated with such loans could have a negative impact on HomeAmerican’s financial position, results of operations and cash flows.

Because of the seasonal nature of our business, our quarterly operating results can fluctuate.

We may experience noticeable seasonality and quarter-to-quarter variability in homebuilding activity levels. In general, the number of homes delivered and the associated home sale revenues increase during the third and fourth quarters, compared with the first and second quarters. We believe that this type of seasonality reflects the historical tendency of homebuyers to purchase new homes in the spring and summer with deliveries scheduled in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions in certain markets.

We are dependent on the services of key employees, and the loss of their services could hurt our business.

Although we believe that we have made provision for adequately staffing current operations, because of competition for experienced homebuilding industry personnel, retaining our skilled people is an important area of focus. Our future success depends, in part, on our ability to attract, train and retain skilled personnel. If we are unable to retain our key employees or attract, train and retain other skilled personnel in the future, it could have an adverse impact on our financial position, results of operations and cash flows.

Information technology failures and data security breaches could harm our business.

We use information technology and other computer resources to carry out important operational activities and to maintain our business records. These information technology systems are dependent upon electronic systems and other aspects of the internet infrastructure. A material breach in the security of our information technology systems or other data security controls could result in third parties obtaining customer, employee or company data. Such occurrences could have a material and adverse effect on our financial position, results of operations and cash flows.

Risks Relating to the Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations on the notes.

We have, and after consummation of this offering will continue to have, significant debt service obligations. At June 30, 2017, we had total consolidated indebtedness of approximately $926.4 million. At June 30, 2017, we had an unsecured revolving credit agreement with aggregate commitments of $550.0 million, under which we had $15.0 million in outstanding borrowings and $32.8 million of outstanding letters of credit. The aggregate commitments were increased to $700.0 million on September 29, 2017. See “Description of Certain Other Indebtedness—Revolving Credit Facility.” Our mortgage subsidiary has a mortgage repurchase facility with aggregate commitments of $75.0 million, under which our mortgage subsidiary had $69.1 million outstanding as of June 30, 2017. See “Description of Certain Other Indebtedness—Mortgage Repurchase Facility.”

Possible Consequences: The degree to which we are leveraged could have important consequences to you, including:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes may be limited;

•	a substantial portion of our cash flows from operations must be used to pay principal and interest on the notes and other indebtedness, which will reduce the funds available to us for other purposes;

•	our level of indebtedness could limit our flexibility in planning for, or reacting to, changes in our business; and

•	our indebtedness could make us more vulnerable in the event the downturn in our business or in general economic conditions continues.

Dependence on Future Performance: Our ability to meet our debt service and other obligations will depend upon our future performance and we may not be able to meet such obligations. We are engaged in businesses that are substantially affected by changes in economic cycles, and our revenues and earnings vary with the level of general economic activity in the markets in which we build homes, many of which are beyond our control.

Indenture Restrictions: Our indentures governing our outstanding notes impose certain restrictions on secured debt and other transactions. Our senior notes are not secured and, while the senior note indentures contain some restrictions on secured debt and other transactions, they do not contain financial covenants. If we fail to comply with any of these restrictions, the trustees or the noteholders, as applicable, could cause our debt to become due and payable prior to maturity.

Unavailability of Additional Funds: In the event that internally generated funds are not sufficient to fund our capital expenditures and our debt service obligations, including the notes, we would be required to raise additional funds through the sale of equity securities, the refinancing of all or part of our indebtedness or the sale of assets. These alternatives are dependent upon financial, business and other general economic factors affecting us, many of which are beyond our control, and any or all of the alternatives may not be available to us. A significant drop in operating cash flows resulting from economic conditions, competition or other uncertainties beyond our control could increase the need for refinancing, new capital or both.

The notes will be unsecured and effectively subordinated to our secured indebtedness and structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes.

The notes will be our general senior unsecured obligations, ranking equal in right of payment with our existing and any future unsubordinated indebtedness. However, because they are unsecured, the notes will be effectively junior to any of our secured indebtedness as to claims against the assets securing such indebtedness. In addition, the notes will be effectively subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes, including HomeAmerican. If the guarantors are released under their guarantees of the Specified Indebtedness (as defined by the indenture governing the terms of the notes to include our other senior notes outstanding on the date hereof) the guarantors will also be released under their guarantees of the notes. See “Description of Notes—Guarantees.” In the event of bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. At June 30, 2017, our non-guarantor subsidiaries had approximately $69.1 million of indebtedness reflected on our consolidated balance sheet to which the notes would be structurally subordinated. The indenture governing the notes does not restrict the ability of us and our subsidiaries (including our non-guarantor subsidiaries) to incur additional unsecured indebtedness, and will permit us and our subsidiaries to incur significant amounts of additional secured indebtedness.

Our company structure may affect our ability to service our indebtedness under the notes.

Substantially all of our operations are conducted through our homebuilding subsidiaries and HomeAmerican. As a result, we are dependent upon our subsidiaries’ results of operations and rely on dividends, advances and transfers of funds from our subsidiaries to generate the funds necessary to meet our ongoing payment obligations under the notes. Our subsidiaries’ ability to pay such dividends or make such advances and transfers will be subject to, among other things, applicable state law and contractual restrictions imposed by existing and future agreements and debt instruments that we or our subsidiaries have or may enter into.

The indenture for the notes may not provide protection against events or developments that may affect our ability to repay the notes or the trading prices for the notes.

The indenture governing the notes contains a covenant limiting the ability of us and our restricted subsidiaries to incur liens on our assets to secure indebtedness without equally and ratably securing the notes. This limitation is subject to a number of important exceptions.

With respect to the notes, the indenture governing the notes does not:

•	require us to offer to purchase the notes upon a change of control of the company;

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the notes in the event that we experience material adverse changes in our financial condition or results of operations;

•	limit the ability of us and our subsidiaries to incur indebtedness;

•	restrict our ability to pay dividends, prepay indebtedness ranking junior to the notes or make investments; or

•

restrict our ability to engage in any acquisition or other transaction, other than our ability to merge or consolidate with, or sell all or substantially all of our assets to, another person without the surviving or transferring person (if other than MDC Holdings) assuming the obligations under the notes.

You should be aware that under the indenture governing our 5.625% senior notes due 2020, we will be required to offer to purchase such notes at 101% of the principal amount thereof upon a change of control triggering event, as defined in such indenture, even though we will not be required to offer to purchase the notes offered hereby upon a change of control triggering event.

In addition, we are subject to periodic review by independent credit rating agencies. An increase in the level of our outstanding indebtedness, or other events that could have an adverse impact on our business, properties, financial condition, results of operations or prospects, may cause the rating agencies to downgrade our credit ratings generally, and the ratings on the notes, which could adversely impact the trading prices for, or the liquidity of, the notes. Any such downgrade could also adversely affect our cost of borrowing, limit our access to the capital markets or result in more restrictive covenants in future debt agreements. Further, the credit ratings on the notes may not reflect the potential impact of all risks related to structure and other factors on the value of the notes.

The interest rate payable on the notes will be subject to adjustments from time to time upon the occurrence of a change of control and if the debt ratings assigned to the notes by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Fitch Ratings (or any replacement ratings agency selected by us) are below investment grade, or in the event of certain subsequent upgrades to the debt rating, as described under “Description of Notes—Interest Rate Adjustment Following a Change of Control.”

The interests of certain controlling shareholders may be adverse to the holders of the notes.

Larry A. Mizel and David D. Mandarich beneficially own, directly or indirectly through their affiliates, in the aggregate, approximately 26% of our common stock. To the extent they and their affiliates vote their shares in the same manner, their combined stock ownership may effectively give them the power to influence the election of members of our board of directors and other matters reserved for our shareholders. Circumstances may occur in which the interest of these shareholders could be in conflict with your interests. In addition, such persons may have an interest in pursuing transactions that, in their judgment, enhance the value of their equity investment in us, even though such transactions may involve risks to you.

Federal and state laws allow courts, under specific circumstances, to void guarantees and to require you to return payments received from guarantors of the notes.

The notes will be guaranteed by certain of our existing and future subsidiaries. The guarantees of the notes may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced by or on behalf of our or one of a guarantor’s unpaid creditors. Under these laws, if a court were to find in a bankruptcy or reorganization case or lawsuit that, at the time any guarantor issued its guarantee of the notes:

•	it issued the guarantee to delay, hinder or defraud present or future creditors; or

•	it received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee and

•	it was insolvent or rendered insolvent by reason of issuing the guarantee, and the application of the proceeds of the notes of the guarantee; or

•	it was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

•	it intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature; or

•	it was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied;

then the court could void the obligations under such guarantee, subordinate the guarantee to that of the guarantor’s other debt or take other action detrimental to you and the guarantees of the notes.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer had occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure as to the standard that a court would use to determine whether or not the guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors’ other debt. If such case were to occur, the guarantee could also be subject to the claim that, because the guarantee was incurred for the benefit of M.D.C. Holdings, Inc., and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

The indenture contains a “savings clause” intended to limit each subsidiary guarantor’s liability under its guarantee to the maximum amount that it could incur without causing the guarantee to be a fraudulent transfer under applicable law. This provision may not be upheld as intended. In one case, the U.S. Bankruptcy Court in the Southern District of Florida found this kind of provision to be ineffective, and held the subsidiary guarantees to be fraudulent transfers and voided them in their entirety.

The IRS could determine that the notes are subject to contingent payment debt instrument rules, which would result in adverse tax consequences for holders of the notes.

As discussed under “Certain United States Federal Income Tax Considerations—Certain Contingent Payments or Additional Interest,” there is uncertainty about the U.S. federal income tax treatment of our possible obligation to pay amounts in excess of the stated principal and interest upon an optional redemption of the notes, or to pay additional interest following a change of control, and specifically about whether these obligations could cause the notes to be subject to rules governing contingent payment debt instruments. Although we intend to take the position that these rules do not apply, if the IRS were to successfully take the contrary position, holders subject to U.S. federal income taxation could be required to accrue interest income prior to the time payments are made (possibly at a rate in excess of stated interest rate on the notes), and to report gain realized on a taxable disposition of the notes as ordinary interest income (rather than as capital gain).

An active trading market for the notes may not develop or be maintained; many factors affect the trading market and value of the notes.

Although the currently outstanding 6.000% Senior Notes due 2043 and the associated guarantees are listed, and we expect the notes offered hereby and the associated guarantees to be listed, on the New York Stock Exchange, there is no active public trading market for the notes. An active trading market may not develop or be maintained for your notes, you may not be able to sell your notes and, even if you can sell your notes, you may not be able to sell them at an acceptable price.

We may invest or spend the net proceeds of this offering in ways with which you may not agree and in ways that may not earn a profit.

We intend to use the net proceeds of this offering for general corporate purposes, which may include repayment of debt. However, we will retain broad discretion over the use of the net proceeds from this offering. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.

USE OF PROCEEDS

The net proceeds (not including interest deemed to have accrued from July 15, 2017 to the closing date of this offering to be paid by purchasers of the notes offered hereby), after deducting the underwriting discount and other estimated offering expenses payable by us, from the sale of the notes offered hereby will be approximately $144.0 million. We intend to use the net proceeds from this offering for general corporate purposes, which may include repayment of debt. Our management will determine the allocation and timing of the application of such net proceeds in light of market conditions and other relevant factors. Pending application of the net proceeds from this offering, we will invest these funds in cash or cash equivalents and marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown.

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges (unaudited)	4.38	3.91	2.87	2.40	2.95	2.12

In computing the ratio of earnings to fixed charges, fixed charges consist of homebuilding and corporate interest expense which includes the amortization and expensing of debt expenses that were not capitalized during period, mortgage lending interest expense, interest component of rent expense, and capitalized interest. Earnings are computed by adding fixed charges (except capitalized interest) and amortization of previously capitalized interest during the period to earnings before income taxes.

CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents, marketable securities and capitalization at June 30, 2017, on a historical basis, and on an as adjusted basis to give effect to the issuance and sale of the notes offered hereby.

	June 30, 2017
	Actual	As Adjusted (1)
	(unaudited)
	(dollars in thousands)
Cash and cash equivalents	$337,976	$481,964
Marketable securities	103,934	103,934
Debt
5.625% Senior Notes due 2020 (2)	$247,377	$247,377
5.500% Senior Notes due 2024 (2)	248,487	248,487
6.000% Senior Notes due 2043 (2)	346,368	490,356
Total Senior Notes	842,232	986,220
Revolving credit facility (3)	15,000	15,000
Mortgage repurchase facility (4)	69,127	69,127
Total debt	926,359	1,070,347
Total stockholders’ equity	1,363,653	1,363,653
Total capitalization	$2,290,012	$2,434,000

_______________________

(1)

Reflects the estimated net proceeds from the sale of the notes offered hereby (not including interest deemed to have accrued from July 15, 2017 to the closing date of this offering to be paid by purchasers of the notes offered hereby) after deducting underwriting discount and estimated expenses related to this offering.

(2)	Net of unamortized discount and debt issuance costs (estimated for the $150 million in notes offered hereby).

(3)

The revolving credit facility provided aggregate commitments of $550.0 million at June 30, 2017. The aggregate commitments were increased to $700.0 million on September 29, 2017. Amount on the balance sheet does not include $32.8 million of outstanding letters of credit issued and outstanding under the revolving credit facility as of June 30, 2017. See “Description of Certain Other Indebtedness—Revolving Credit Facility.”

(4)	The mortgage repurchase facility provides aggregate commitments of $75 million. See “Description of Certain Other Indebtedness—Mortgage Repurchase Facility.”

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

Revolving Credit Facility

We have an unsecured revolving credit agreement (“Revolving Credit Facility”) with a group of lenders, which may be used for general corporate purposes. This agreement has an aggregate commitment of $700 million (the “Commitment”) and was amended on September 29, 2017 to extend the maturity to December 16, 2022. The Revolving Credit Facility includes a provision for letters of credit in an aggregate amount up to 50% of the Commitment. The Revolving Credit Facility permits an increase in the maximum Commitment amount to $1.25 billion upon our request, subject to receipt of additional commitments from existing or additional lenders and, in the case of additional lenders, the consent of the co-administrative agents. Interest rates on base rate borrowings are equal to the highest of (1) 0.0%, (2) a specified eurocurrency rate or (3) a federal funds effective rate or prime rate, plus, in each case, a margin that is determined based on our credit ratings and leverage ratio. Interest rates on eurocurrency borrowings are equal to the specified eurocurrency rate. At any time at which our leverage ratio, as of the last day of the most recent calendar quarter, exceeds 55%, the aggregate principal amount of all consolidated senior debt borrowings outstanding may not exceed the borrowing base. There is no borrowing base requirement if our leverage ratio, as of the last day of the most recent calendar quarter, is 55% or less.

The Revolving Credit Facility is fully and unconditionally guaranteed, jointly and severally, by most of our homebuilding segment subsidiaries. The Revolving Credit Facility contains various representations, warranties and covenants that we believe are customary for agreements of this type. The financial covenants include a consolidated tangible net worth test and a leverage test, along with a consolidated tangible net worth covenant, all as defined in the Revolving Credit Facility. A failure to satisfy the foregoing tests does not constitute an event of default, but can trigger a “term-out” of the facility. A breach of the consolidated tangible net worth covenant (but not the consolidated tangible net worth test) or a violation of anti-corruption or sanctions laws would result in an event of default.

The Revolving Credit Facility is subject to acceleration upon certain specified events of default, including breach of the consolidated tangible net worth covenant, a violation of anti-corruption or sanctions laws, failure to make timely payments, breaches of certain representations or covenants, failure to pay other material indebtedness, or another person becoming beneficial owner of 50% or more of our outstanding common stock. We believe we were in compliance with the representations, warranties and covenants included in the Revolving Credit Facility as of June 30, 2017.

We incur costs associated with unused commitment fees pursuant to the terms of the Revolving Credit Facility. At June 30, 2017 and December 31, 2016, there were $32.8 million and $23.0 million, respectively, in letters of credit outstanding, which reduced the amounts available to be borrowed under the Revolving Credit Facility. At both June 30, 2017 and December 31, 2016, we had $15.0 million in outstanding borrowings under the Revolving Credit Facility.

Mortgage Repurchase Facility

HomeAmerican has a Master Repurchase Agreement (the “Mortgage Repurchase Facility”) with U.S. Bank National Association (“USBNA”). Effective August 10, 2017, the Mortgage Repurchase Facility was amended to extend its termination date to August 9, 2018. The Mortgage Repurchase Facility provides liquidity to HomeAmerican by providing for the sale of up to an aggregate of $75 million (subject to increase by up to $75 million under certain conditions) of eligible mortgage loans to USBNA with an agreement by HomeAmerican to repurchase the mortgage loans at a future date. Until such mortgage loans are transferred back to HomeAmerican, the documents relating to such loans are held by USBNA, as custodian, pursuant to the Custody Agreement (“Custody Agreement”), dated as of November 12, 2008, by and between HomeAmerican and USBNA. In the event that an eligible mortgage loan becomes ineligible, as defined under the Mortgage Repurchase Facility, HomeAmerican may be required to repurchase the ineligible mortgage loan immediately. At June 30, 2017 and December 31, 2016, HomeAmerican had $69.1 million and $114.5 million, respectively, of mortgage loans that HomeAmerican was obligated to repurchase under the Mortgage Repurchase Facility. Mortgage loans that HomeAmerican is obligated to repurchase under the Mortgage Repurchase Facility are accounted for as a debt financing arrangement and are reported as mortgage repurchase facility in the consolidated balance sheets. Advances under the Mortgage Repurchase Facility carry a price range that is LIBOR-based.

The Mortgage Repurchase Facility contains various representations, warranties and affirmative and negative covenants that we believe are customary for agreements of this type. The negative covenants include, among others, (i) a minimum adjusted tangible net worth requirement, (ii) a maximum adjusted tangible net worth ratio, (iii) a minimum adjusted net income requirement, and (iv) a minimum liquidity requirement.

We believe HomeAmerican was in compliance with all covenant requirements under the Mortgage Repurchase Facility at June 30, 2017.

Letters of Credit

At June 30, 2017, we had issued and outstanding letters of credit totaling $64.6 million, including $31.8 million in letters of credit issued by HomeAmerican. The estimated cost to complete obligations related to these letters of credit was approximately $32.3 million. We expect that the obligations secured by these letters of credit generally will be performed in the ordinary course of business and in accordance with the applicable contractual terms. To the extent that the obligations are performed, the related letters of credit should be released and we should not have any continuing obligations. However, in the event any such letters of credit are called, our indemnity obligations could require us to reimburse the issuer of the letter of credit.

Senior Notes

The Company has outstanding $250 million aggregate principal amount of 5.625% senior notes due 2020 (the “2020 Notes”) and $250 million aggregate principal amount of 5.500% senior notes due 2024 (the “2024 Notes”). These outstanding notes have substantially the same covenants as the notes offered hereby except that we are required to offer to purchase the 2020 Notes (but not the notes offered hereby) at 101% of the principal amount thereof upon a change of control triggering event. The outstanding notes are unsecured and are guaranteed by the same subsidiaries that will guarantee the notes offered hereby. The outstanding notes are redeemable at our option at a “make-whole” premium based on a discount rate equal to the interest rate on the relevant Treasury security plus 35 basis points in the case of the 2020 Notes and 50 basis points in the case of the 2024 Notes.

In addition, the Company has outstanding $350 million aggregate principal amount of 6.000% Senior Notes due 2043. The notes offered hereby are additional notes of the same series. See “Description of Notes.”

DESCRIPTION OF NOTES

The following description of the particular terms of the Notes (as defined below) offered by this prospectus supplement augments, and to the extent inconsistent replaces, the description of the terms and provisions of the debt securities under “Description of the Debt Securities” in the accompanying prospectus.

General

The Notes will be issued as additional notes under an indenture dated as of December 3, 2002 (the “2002 Indenture”), as supplemented by a supplemental indenture dated as of January 10, 2013 (as supplemented and together with the 2002 Indenture, the “Indenture”), among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”). Unless otherwise noted, the additional notes offered by this prospectus supplement, together with the existing notes (as defined below), shall be referred to herein as the “Notes.”

The $150,000,000 aggregate principal amount of notes offered hereby will have the same terms as, and be fungible with, our outstanding $250,000,000 aggregate principal amount of 6.000% Senior Notes due 2043 issued on January 10, 2013 and our outstanding $100,000,000 aggregate principal amount of 6.00% Senior Notes due 2043 that we issued on May 13, 2013 (which notes are collectively referred to herein as our “existing notes”).

The notes offered by this prospectus supplement will become part of the same series and will be designated by the same CUSIP number as the existing notes. Upon the issuance of the notes offered hereby, there will be an outstanding aggregate principal amount of $500,000,000 of 6.000% Senior Notes due 2043.

We have summarized selected provisions of the Indenture below. The following summary of certain provisions of the Indenture is not necessarily complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein, and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended (the “TIA”). Copies of the Indenture are available to prospective purchasers of the Notes upon request made to us at the address under “Where You Can Find More Information.” You should read the Indenture for provisions that may be important to you. For purposes of this “Description of Notes,” references to “we”, “our”, “us” or the “Company” mean M.D.C. Holdings, Inc. and do not include any of its subsidiaries. Definitions of certain terms are set forth under “Certain Definitions” and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture.

We may issue an unlimited amount of additional notes in the future as part of the same series or as an additional series. Any additional notes that we issue in the future will be identical in all respects to the notes that we are issuing now, except that any additional notes issued in the future may have different issuance prices and will have different issuance dates.

Principal, Maturity and Interest

The Indenture does not limit the amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in one or more series. The Notes will constitute a separate series of debt securities under the Indenture and will therefore vote together as a single class for purposes of determining whether holders of the requisite percentage in principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the Indenture.

The Notes will mature on January 15, 2043. In this offering, $150,000,000 aggregate principal amount of Notes will be issued, but we may issue additional Notes at any time on the same terms and conditions and with the same or different CUSIP number as the Notes we offer by this prospectus supplement. Interest on the Notes will be deemed to accrue from July 15, 2017, at a rate of 6.000% per annum, will be computed on the basis of a 360-day year of twelve 30-day months and will be payable semi-annually in arrears on each January 15 and July 15 (each an “Interest Payment Date”), commencing on January 15, 2018. Holders will be required to pay the amount of accrued interest on the Notes offered hereby from July 15, 2017, to but excluding the delivery date. On January 15, 2018, the Company will pay this pre-issuance accrued interest to the holders on the applicable record date along with interest accrued on the Notes offered hereby from the date of delivery to the interest payment date. We will pay interest to the persons in whose names the Notes are registered at the close of business on January 1 or July 1, as the case may be, before any Interest Payment Date.

The Notes will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with our existing and future unsecured and unsubordinated indebtedness.

We conduct our operations through our subsidiaries and, therefore, we are primarily dependent on the earnings and cash flows of our subsidiaries to meet our debt service obligations.

Any right that we have or that our creditors have to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary’s creditors, including trade creditors. Accordingly, the Notes will also be effectively subordinated to the creditors of our subsidiaries. The Notes will, however, have the benefit of the Guarantees from the Guarantors, which consist of certain of our homebuilding subsidiaries. The Guarantees from the Guarantors, however, are unsecured and, accordingly, will be effectively subordinated to the secured debt of the Guarantors. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments, other than as expressly provided in the Guarantees. The payment of dividends and the making of loans and advances to us by our subsidiaries are subject to contractual, statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

We expect that payments of principal, premium, if any, and interest to owners of beneficial interests in Notes held in global form will be made in accordance with the procedures of The Depository Trust Company (“DTC”) and its participants in effect from time to time. DTC will act as the Depositary for the global Notes.

The Notes will not be entitled to the benefit of any sinking fund or mandatory redemption provisions.

The Notes will be issued only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The principal of, premium, if any, and interest on the Notes will be payable, and, subject to the restrictions on transfer described herein, the Notes may be surrendered for registration of transfer or exchange, at the office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York; provided that payments of interest may be made at our option by check mailed to the address of the persons entitled thereto or by wire transfer to an account maintained by the payee with a bank located in the United States. The office or agency initially maintained by us for the foregoing purposes shall be the office of the Trustee. No service charge will be made for any registration of transfer or exchange of the Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection herewith.

If any Interest Payment Date or maturity date of the Notes is not a business day at any place of payment, then payment of principal, premium, if any, and interest need not be made at such place of payment on that date but may be made on the next succeeding business day at that place of payment, and no interest will accrue on the amount payable for the period from and after such Interest Payment Date or maturity date, as the case may be.

The Indenture does not limit the amount of indebtedness that we or our subsidiaries may issue. The Indenture does not contain covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

We expect that interests in the global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in these interests will therefore be required by DTC to settle in immediately available funds.

Interest Rate Adjustment Following A Change of Control

If a Change of Control occurs and within 60 days thereafter all three of the Ratings Agencies have less than Investment Grade debt ratings assigned to the Notes, whether as a result of a downgrade or otherwise, the per annum interest rate on the Notes will increase from the interest rate payable on the Notes immediately before the Change of Control. The interest rate will increase by 0.25% for each rating level below Investment Grade by each of the two Rating Agencies with the lowest ratings (i.e., if two Rating Agencies are two levels below Investment Grade and the third Rating Agency is one level below Investment Grade, the interest rate increase will be 1.00% per annum). In the event that only two Rating Agencies have debt ratings assigned to the Notes, those two debt ratings will be used to determine any interest rate increase. In the event that only one Rating Agency has a debt rating assigned to the Notes, the interest rate increase will be two times 0.25% for each rating level below Investment Grade by the Rating Agency that has a debt rating assigned to the Notes. In the event that no Rating Agency has a debt rating assigned to the Notes, the interest rate increase will be 2.00% per annum. Any downgrade of the ratings assigned to the Notes that occurs outside of the 60 day period will not alter the per annum interest rate.

In no event shall: (1) the total increase in the interest rate on the Notes exceed 2.00% per annum above the interest rate payable on the Notes on the date of their initial issuance; or (2) the interest rate increase unless the debt ratings on the Notes by all Rating Agencies that have debt ratings assigned to the Notes are below Investment Grade within 60 days after the Change of Control.

If at any time after the interest rate on the Notes has been adjusted upward pursuant to this provision as a result of a Rating Agency rating the Notes below Investment Grade, that Rating Agency (or a replacement rating agency selected by us under the circumstance set forth in, and in accordance with, the definition of “Rating Agency”) thereafter increases its rating with respect to the Notes, the per annum interest rate on the Notes will decrease by 0.25% per annum (or, if the debt rating for only one Rating Agency was used to determine the interest rate increase pursuant to the fourth sentence of the first paragraph of this “Interest Rate Adjustment Following a Change of Control” section, two times 0.25% per annum) for each level of improvement in the rating of the Notes by such Rating Agency; provided that the decrease in interest rate resulting therefrom will not exceed the aggregate percentage increase in the interest rate that resulted from the prior lower rating by such Rating Agency. In no event will the interest rate on the Notes ever be less than the interest rate payable on the Notes on the date of their initial issuance.

Any interest rate change described above will take effect as of the first day of the interest period for which the next interest payment will be made.

The interest rate on the Notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by any Rating Agency) if all of the Rating Agencies subsequently increase their rating of the Notes to the following levels at the same time (Moody’s: A3; S&P: A-; Fitch A-; or the equivalent if with respect to any substitute rating agency) or higher.

Guarantees

Payment of principal of, premium, if any, and interest on the Notes will be guaranteed fully and unconditionally, jointly and severally, by certain of our homebuilding subsidiaries. Each Guarantee will be an unsecured senior obligation of the Guarantor issuing such Guarantee, ranking equal in right of payment with all of such Guarantor’s existing and future unsecured and unsubordinated indebtedness.

The Indenture provides that, in the event any Guarantee would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of the Guarantor under such Guarantee shall be reduced to the maximum amount, after giving effect to all other contingent and other liabilities of such Guarantor, permissible under applicable fraudulent conveyance or similar law.

The Indenture provides that any subsidiary of the Company that provides a guarantee of any Specified Indebtedness, other than Finance Subsidiaries, will guarantee the Notes. The Indenture provides that any Guarantor may be released from its Guarantee so long as (1) no default or Event of Default exists or would result from release of such Guarantee, (2) the Guarantor being released has Consolidated Net Worth of less than 5% of the Company’s Consolidated Net Worth as of the end of the most recent fiscal quarter, (3) the Guarantors released from their Guarantees in any year-end period comprise in the aggregate less than 10% (or 15% if and to the extent necessary to permit us to cure a default) of the Company’s Consolidated Net Worth as of the end of the most recent fiscal quarter, (4) such release would not have a material adverse effect on the homebuilding business of the Company and its subsidiaries and (5) the Guarantor is released from its guarantee(s) under all Specified Indebtedness (other than by reason of payment under its guarantee of Specified Indebtedness).

By reason of the foregoing, if the Guarantors are released under their guarantees of our other Specified Indebtedness, the Guarantors will also be released under their Guarantees of the Notes and the other notes issued under the 2002 Indenture.

See “Risk Factors—Risks Relating to the Notes—The notes will be unsecured and effectively subordinated to our secured indebtedness and structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes” and “—Federal and state laws allow courts, under specific circumstances, to void guarantees and to require you to return payments received from guarantors of the notes.”

Optional Redemption

We may, at our option, redeem the Notes in whole at any time or in part from time to time, as set forth below on at least 30 but not more than 60 days’ prior notice.

If the Notes are redeemed prior to the date that is three months prior to the maturity date for the Notes, the redemption price for the Notes to be redeemed will equal the greater of the following amounts:

•	100% of their principal amount, and

•

the present value of the Remaining Scheduled Payments on the Notes being redeemed on the redemption date, discounted to the redemption date, on a semi-annual basis, at the Treasury Rate plus 45 basis points (0.450%), plus, in each case, accrued and unpaid interest on the Notes to the redemption date.

If the Notes are redeemed on or after the date that is three months prior to the maturity date for the Notes, the redemption price for the Notes to be redeemed will equal 100% of the principal amount of such Notes, plus accrued and unpaid interest to the redemption date. In determining the redemption price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

If money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the Notes (or such portions thereof) called for redemption and the Notes will cease to be outstanding.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on that date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by lot by DTC, in the case of Notes represented by a global security.

Certain Covenants

Restrictions on Secured Debt. The Indenture provides that the Company will not, and will not cause or permit a Restricted Subsidiary (other than any Finance Subsidiary) to, create, incur, assume or guarantee any Secured Debt unless the Notes will be secured equally and ratably with (or prior to) such Secured Debt, with certain exceptions. This restriction does not prohibit the creation, incurrence, assumption or guarantee of Secured Debt which is secured by:

(1) Security Interests in model homes, homes held for sale, homes that are under contract for sale, contracts for the sale of homes, land (improved or unimproved), manufacturing plants, warehouses or office buildings and fixtures and equipment located thereat or thereon;

(2) Security Interests in property at the time of its acquisition by the Company or a Restricted Subsidiary, including Capitalized Lease Obligations, which Security Interests secure obligations assumed by the Company or a Restricted Subsidiary, or in the property of a corporation or other entity at the time it is merged into or consolidated with the Company or a Restricted Subsidiary (other than Secured Debt created in contemplation of the acquisition of such property or the consummation of such a merger or where the Security Interest attaches to or affects the property of the Company or a Restricted Subsidiary prior to such transaction);

(3) Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by the Company or a Restricted Subsidiary;

(4) Security Interests incurred in connection with pollution control, industrial revenue, water, sewage or any similar item; and

(5) Security Interests securing Indebtedness of a Restricted Subsidiary owing to the Company or a Restricted Subsidiary that is wholly owned (directly or indirectly) by the Company or Security Interests securing the Company’s Indebtedness owing to a Guarantor.

Additionally, such permitted Secured Debt includes any amendment, restatement, supplement, renewal, replacement, extension or refunding, in whole or in part, of Secured Debt permitted at the time of the original incurrence thereof.

In addition, the Company and the Guarantors may create, incur, assume or guarantee Secured Debt, without equally and ratably securing the Notes, if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (5) above and any Secured Debt in relation to which the Notes have been equally and ratably secured) and (2) all Attributable Debt (as defined below) in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions as to which the provisions of clauses (1) through (3) described under “Limitation on Sale and Leaseback Transactions” have been complied with) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets (as defined below).

The provisions described above with respect to limitations on Secured Debt are not applicable to Non-Recourse Indebtedness (as defined below) by virtue of the definition of Secured Debt, and will not restrict the Company’s or the Guarantors’ ability to create, incur, assume or guarantee any unsecured Indebtedness, or of any Subsidiary which is not a Restricted Subsidiary to create, incur, assume or guarantee any secured or unsecured Indebtedness.

Limitation on Sale and Leaseback Transactions. The Indenture provides that we will not, and will not cause or permit a Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless:

•

the net proceeds received therefrom are equal to or exceed the fair value of such property so leased, as determined by the Board of Directors, chairman of the board, vice chairman, president or principal financial officer of the Company,

•	we or any of our Restricted Subsidiaries would be entitled to incur Secured Debt as described in “Restrictions on Secured Debt” above,

•

we, or a Restricted Subsidiary, within 180 days of the effective date of any Sale and Leaseback Transaction, apply an amount equal to the fair value of the property so leased to the retirement of our Funded Indebtedness,

•

the Sale and Leaseback Transaction relates to a sale which occurs within 180 days from the date of acquisition of that property by us or any of our Restricted Subsidiaries or the date of the completion of construction or commencement of full operations on that property, whichever is later, or

•	the Sale and Leaseback Transaction was consummated prior to the date of the Indenture.

Additional Guarantees. The Indenture provides that the Company shall not permit any Subsidiary that is not a Guarantor, directly or indirectly, to guarantee any obligations of the Company under any Specified Indebtedness unless such Subsidiary simultaneously executes and delivers to the Trustee a supplemental indenture, in a form reasonably satisfactory to the Trustee, pursuant to which such Subsidiary guarantees, jointly and severally with all other Guarantors, on the same basis as the Specified Indebtedness is guaranteed, the Company’s obligations under the Indenture and the Notes. The Company shall deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Subsidiary and, subject to customary exceptions, constitutes a valid and legally binding and enforceable obligation of such Subsidiary.

SEC Reports. The Indenture provides that we will deliver to the Trustee and each Holder, within 15 days after we file the same with the SEC, copies of all reports and information (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe), if any, exclusive of exhibits, which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or pursuant to the immediately following sentence. So long as any Notes remain outstanding, we shall file with the SEC such reports as may be required pursuant to Section 13 of the Exchange Act in respect of a security registered pursuant to Section 12 of the Exchange Act. If we are not subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or otherwise required to file reports pursuant to the immediately preceding sentence), we shall deliver to the Trustee and to each Holder, within 15 days after we would have been required to file such information with the SEC were we required to do so, financial statements, including any notes thereto (and, in the case of a fiscal year end, an auditors’ report by an independent certified public accounting firm of established national reputation), and a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” substantially equivalent to that which we would have been required to include in such quarterly or annual reports, information, documents or other reports if we had been subject to the requirements of Section 13 or 15(d) of the Exchange Act. We shall also comply with the other provisions of TIA Section 314(a).

Consolidation, Merger and Sale of Assets

Neither the Company nor the Guarantors will consolidate or merge into or sell, assign, transfer or lease all or substantially all of our or their assets to another person unless:

(1) the person is a corporation organized under the laws of the United States of America or any state thereof;

(2) the person assumes by supplemental indenture all of the obligations of us or such Guarantor, as the case may be, relating to the Notes, the Guarantees and the Indenture, as the case may be; and

(3) immediately after the transaction no Event of Default exists; provided that this clause (3) will not restrict or be applicable to a merger, consolidation or liquidation of a Guarantor with or into the Company or another Subsidiary that is wholly owned, directly or indirectly, by the Company that is, or concurrently with the completion of such merger, consolidation or liquidation becomes, a Guarantor or a Restricted Subsidiary that is wholly owned, directly or indirectly, by the Company.

Upon any such consolidation, merger, sale, assignment or transfer, the successor corporation will be substituted for the Company or such Guarantor (including any merger or consolidation described in the proviso at the end of the immediately preceding sentence), as applicable, under the Indenture. The successor corporation may then exercise every power and right of the Company or such Guarantor under the Indenture, and the Company or such Guarantor, as applicable, will be released from all of its respective liabilities and obligations in respect of the Notes and the Indenture. If the Company or any Guarantor leases all or substantially all of its assets, the lessee corporation will be the successor to the Company or such Guarantor and may exercise every power and right of the Company or such Guarantor, as the case may be, under the Indenture, but the Company or such Guarantor, as the case may be, will not be released from its respective obligations to pay the principal of and premium, if any, and interest, if any, on the Notes.

Events of Default

An “Event of Default” with respect to the Notes is defined in the Indenture as being:

(1) default in the payment of interest on the Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days;

(2) default in the payment of all or any part of the principal or premium, if any, on the Notes when and as the same become due and payable at maturity, at redemption, by declaration of acceleration or otherwise;

(3) default in the observance or performance of, or breach of, any covenant, agreement or warranty of the Company contained in the Notes or the Indenture (unless specifically dealt with elsewhere), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee, or to the Company and the Trustee by Holders of at least 25% in aggregate principal amount of the outstanding Notes, a written notice specifying such default or breach, requiring it to be remedied and stating that such notice is a “Notice of Default” thereunder;

(4) a decree, judgment or order by a court of competent jurisdiction shall have been entered adjudging the Company or any of its Significant Subsidiaries as bankrupt or insolvent, or approving as properly filed a petition in an involuntary case or proceeding seeking reorganization of the Company or any of its Significant Subsidiaries under any bankruptcy or similar law, or a decree, judgment or order of a court of competent jurisdiction directing the appointment of a receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of the Company, any of its Significant Subsidiaries, or of the assets or property of any such Person, or the winding up or liquidation of the affairs of any such Person, shall have been entered, and the continuance of any such decree, judgment or order unstayed and in effect for a period of 90 consecutive days;

(5) the Company or any of its Significant Subsidiaries shall institute proceedings to be adjudicated a voluntary bankrupt (including conversion of an involuntary proceeding into a voluntary proceeding), or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent to the filing of any such petition, or shall consent to the appointment of a custodian, receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of it or any of its assets or property, or shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall, within the meaning of any Bankruptcy Law, become insolvent, or fail generally to pay its debts as they become due;

(6) (a) the acceleration of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any of its Significant Subsidiaries (in accordance with the terms of such Indebtedness and after giving effect to any applicable grace period set forth in the documents governing such Indebtedness) that has an outstanding principal amount of $25,000,000 or more individually or $40,000,000 or more in the aggregate to be immediately due and payable; provided that, in the event any such acceleration is withdrawn or otherwise rescinded (including satisfaction of such Indebtedness) within a period of ten business days after such acceleration by the holders of such Indebtedness, any Event of Default under this clause (6) will be deemed to be cured and any acceleration hereunder will be deemed withdrawn or rescinded; or (b) the failure by the Company or any of its Significant Subsidiaries to make any principal, premium, interest or other required payment in respect of Indebtedness (other than Non-Recourse Indebtedness) of the Company or any of its Significant Subsidiaries with an outstanding aggregate principal amount of $25,000,000 or more individually or $40,000,000 or more in the aggregate (after giving effect to any applicable grace period set forth in the documents governing such Indebtedness);

(7) one or more final nonappealable judgments (in the amount not covered by insurance or not reserved for) or the issuance of any warrant of attachment against any portion of the property or assets (except with respect to Non-Recourse Indebtedness) of the Company or any of its Restricted Subsidiaries, which are $25,000,000 or more individually or $40,000,000 or more in the aggregate, at any one time rendered against the Company or any of its Restricted Subsidiaries by a court of competent jurisdiction and not bonded, satisfied or discharged for a period (during which execution shall not be effectively stayed) of (a) 60 days after the judgment becomes final and such court shall not have ordered or approved, and the parties shall not have agreed upon, the payment of such judgment at a later date or dates or (b) 60 days after all or any part of such judgment is payable pursuant to any court order or agreement between the parties; or

(8) the Guarantee of any Guarantor shall fail to remain in full force and effect except in accordance with the Indenture or any action shall be taken by any Guarantor to discontinue or to assert the invalidity or unenforceability of its Guarantee, or any Guarantor shall fail to comply with any of the terms or provisions of its Guarantee, or any Guarantor denies that it has any further liability under its Guarantee or gives notice to such effect.

The Indenture provides that if an Event of Default (other than an Event of Default described in clause (4) or (5) above) shall have occurred and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of Notes then outstanding may declare the principal amount of all the Notes and interest, if any, accrued thereon to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless cured, a default in payment of principal of or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes then outstanding. If an Event of Default described in clause (4) or (5) above occurs and is continuing, then the principal amount of all the debt securities shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of the Notes before proceeding to exercise any right or power under the Indenture at the request of the holders of the Notes. The Indenture also provides that the holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on such Trustee.

No holder of Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless: (1) the holder shall have previously given the Trustee written notice of an Event of Default with respect to the Notes, (2) the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, (3) the Trustee shall have failed to institute any such proceeding for 60 days after its receipt of such notice and (4) no direction inconsistent with such written request shall have been given to the Trustee during the 60-day period by the holders of a majority in principal amount of the Notes. However, any right of a holder of Notes to receive payment of the principal of and any interest on the Notes on or after the dates expressed in the Notes and to institute suit for the enforcement of any such payment on or after such dates shall not be impaired or affected without the consent of such holder.

The Indenture contains a covenant that we will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists.

Certain Definitions

“Attributable Debt” means, in respect of a Sale and Leaseback Transaction, the present value (discounted at the weighted average effective interest cost per annum of the outstanding debt securities of all series, compounded semiannually) of the obligation of the lessee for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended or, if earlier, until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the obligation of the lessee for rental payments shall include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of or in a Person’s capital stock or other equity interests, and options, rights or warrants to purchase such capital stock or other equity interests, whether now outstanding or issued after the Issue Date, including, without limitation, all Preferred Stock of such Person if such Person is a corporation or membership interests if such Person is a limited liability company and each general and limited partnership interest of such Person if such Person is a partnership.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligations will be the capitalized amount thereof determined in accordance with GAAP.

“Change of Control” means the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of our Voting Stock, measured by voting power rather than number of shares. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Company becomes a wholly owned subsidiary of a holding company and (2) the holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (b) if such release (or any successor release) is not published or does not contain such price on such business day, (i) the average of the Reference Treasury Dealer quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Consolidated Net Tangible Assets” means the total amount of assets which would be included on a combined balance sheet of the Company and the Guarantors under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

(1) all short-term liabilities, except for (x) liabilities payable by their terms more than one year from the date of determination (or renewable or extendible at the option of the obligor for a period ending more than one year after such date) and (y) liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No. 106;

(2) investments in subsidiaries that are not Restricted Subsidiaries; and

(3) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of the Person determined in accordance with GAAP.

“Finance Subsidiary” means any Subsidiary of the Company substantially all of whose operations consist of (a) the mortgage financing business or (b) the insurance business.

“Fitch” means Fitch Ratings.

“Funded Indebtedness” means notes, bonds, debentures or other similar evidences of Indebtedness for money borrowed which by their terms mature at or are extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such debt.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the date of the Indenture.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Guarantors” means (i) initially, each of:

M.D.C. Land Corporation, a Colorado corporation;

RAH of Florida, Inc., a Colorado corporation;

Richmond American Construction, Inc., a Delaware corporation;

Richmond American Homes of Arizona, Inc., a Delaware corporation;

Richmond American Homes of Colorado, Inc., a Delaware corporation;

Richmond American Homes of Florida, LP, a Colorado limited partnership;

Richmond American Homes of Illinois, Inc., a Colorado corporation;

Richmond American Homes of Maryland, Inc., a Maryland corporation;

Richmond American Homes of Nevada, Inc., a Colorado corporation;

Richmond American Homes of New Jersey, Inc., a Colorado corporation;

Richmond American Homes of Oregon, Inc. (formerly known as Richmond

American Homes of Delaware, Inc.), a Colorado corporation;

Richmond American Homes of Pennsylvania, Inc., a Colorado corporation;

Richmond American Homes of Utah, Inc., a Colorado corporation;

Richmond American Homes of Virginia, Inc., a Virginia corporation; and

Richmond American Homes of Washington, Inc., a Colorado corporation.

and (ii) any other Subsidiary of the Company that executes and delivers a guarantee of the Notes pursuant to the provisions of the Indenture.

“Indebtedness” means (a) any liability of any Person (i) for borrowed money, or (ii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business), or (iii) for the payment of money relating to a Capitalized Lease Obligation or (iv) for all Redeemable Capital Stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (b) any liability of others described in the preceding clause (a) that such Person has guaranteed or that is otherwise its legal liability; (c) all Indebtedness referred to in (but not excluded from) clauses (a) and (b) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Security Interest upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; and (d) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a), (b) and (c) above.

“Interest Payment Date” means the stated due date of an installment of interest on the Notes.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc.

“Non-Recourse Indebtedness” means Indebtedness or other obligations secured by a lien on property to the extent that the liability for the Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Restricted Subsidiary (other than the Restricted Subsidiary which holds title to the property) for any deficiency.

“Notes” means the 6.000% Senior Notes due 2043, issued under the Indenture, as supplemented from time to time in accordance with the terms of the Indenture.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” of any Person means all Capital Stock of such Person which has a preference in liquidation or with respect to the payment of dividends.

“Rating Agency” means (1) each of Moody’s, Fitch and S&P; and (2) if any of Moody’s, Fitch or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available (for reasons outside of our control), a “nationally recognized statistical rating organization” registered under Section 15E of the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s, Fitch or S&P, or all three, as the case may be.

“Redeemable Capital Stock” means any Capital Stock of the Company or any of its Subsidiaries that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, (a) is or upon the happening of an event or passage of time would be required to be redeemed on or prior to the final stated maturity of the securities or (b) is redeemable at the option of the holder thereof at any time prior to such final stated maturity or (c) is convertible into or exchangeable for debt securities at any time on or prior to such final stated maturity.

“Reference Treasury Dealer” means (a) Citigroup Global Markets Inc. (or its affiliates which are Primary Treasury Dealers), and its successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company will substitute therefor another Primary Treasury Dealer, and (b) any other Primary Treasury Dealer(s) selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an Interest Payment Date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Restricted Subsidiary” means any Guarantor and any successor to such Guarantor.

“Sale and Leaseback Transaction” means a sale or transfer made by the Company or a Restricted Subsidiary (except a sale or transfer made to the Company or a Restricted Subsidiary) of any property which is either (a) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination or (b) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to the Company or a Restricted Subsidiary for more than a three-year term.

“Secured Debt” means any Indebtedness, except Indebtedness of the Finance Subsidiaries, which is secured by (i) a Security Interest in any of the property of the Company or any Restricted Subsidiary or (ii) a Security Interest in shares of stock owned directly or indirectly by the Company or a Restricted Subsidiary in a corporation or in equity interests owned by the Company or a Restricted Subsidiary in a partnership or other entity not organized as a corporation or in the Company’s rights or the rights of a Restricted Subsidiary in respect of Indebtedness of a corporation, partnership or other entity in which the Company or a Restricted Subsidiary has an equity interest. The securing in the foregoing manner of any such Indebtedness which immediately prior thereto was not Secured Debt shall be deemed to be the creation of Secured Debt at the time security is given.

“Security Interests” means any mortgage, pledge, lien, encumbrance or other security interest which secures the payment or performance of an obligation.

“Significant Subsidiary” means any Subsidiary (a) whose revenues exceed 10% of our total consolidated revenues, in each case for the most recent fiscal year, or (b) whose net worth exceeds 10% of our total stockholders’ equity, in each case as of the end of the most recent fiscal year.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Specified Indebtedness” means Indebtedness under (i) the Notes and (ii) the 2002 Indenture, and any refinancing, extension, renewal or replacement of any of the foregoing.

“Subsidiary” means any Person of which at the time of determination by us, directly and/or indirectly through one or more Subsidiaries, we own more than 50% of its Voting Stock.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Voting Stock” means, with respect to any Person, the Capital Stock of such Person that is generally entitled to vote in the election of the members of the board of directors (or functional equivalent) of such Person.

Modification and Waiver

We and the Trustee, with the consent of the holders of at least a majority of the principal amount of the outstanding Notes, may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the Notes, except that no such supplemental indenture may, without the consent of the holder of each outstanding security affected by the supplemental indenture, among other things:

(1) change the final maturity of the Notes, or reduce the rate or extend the time of payment of interest on the Notes, or reduce the principal amount of the Notes, or impair the right to institute suit for payment of the Notes;

(2) change the redemption provisions or the definitions relating thereto in any manner adverse to the holders of the Notes;

(3) reduce the percentage of Notes whose consent the holders of which is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the Indenture or certain defaults under the Indenture and their consequences provided in the Indenture; or

(4) modify any of the provisions regarding the modification of the Indenture, waivers of past defaults and waivers of certain covenants, except to increase any percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding security affected thereby.

Our Board of Directors does not have the power to waive any of the covenants of the Indenture. We and the Trustee may modify or amend provisions of the Indenture without the consent of any holder for any of the following purposes:

(1) to evidence the succession of another Person to us or any Guarantor under the Indenture and the Notes;

(2) to add to our covenants or the covenants of any Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon us or such Guarantor by the Indenture;

(3) to add Events of Default for the benefit of the holders of the Notes;

(4) to secure any debt securities under the Indenture;

(5) to establish the form or terms of the debt securities of any series; (6) to add Guarantors;

(7) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee;

(8) to close the Indenture to authentication and delivery of additional series of debt securities and to cure any ambiguity, defect or inconsistency in the Indenture, provided such action does not adversely affect the interests of holders of the Notes; or

(9) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of the Notes, provided that such action shall not adversely affect the interests of the holders of the Notes in any material respect.

The holders of at least a majority in principal amount of the outstanding Notes may, on behalf of the holders of the Notes, waive any past default under the Indenture with respect to the Notes. However, they may not waive a default (1) in the payment of the principal of (or premium, if any) or any interest on the Notes or (2) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security affected.

Defeasance Provisions

Defeasance and Discharge. The Indenture provides that we will be discharged from any and all obligations in respect of the debt securities of that series (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost, destroyed or mutilated debt securities, maintain offices or agencies and hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money, government obligations or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the debt securities of that series on the stated maturity date of the payments in accordance with the terms of the Indenture and the debt securities. This type of discharge may only occur if there has been a change in applicable federal law or we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of that discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the discharge had not occurred. In addition, this type of discharge may only occur so long as no Event of Default or event which, with notice or lapse of time, would become an Event of Default with respect to the debt securities of that series has occurred and is continuing on the date that cash and/or government securities are deposited in trust and other conditions specified in the Indenture are satisfied. The term “government obligations” means securities of the government which issued the currency in which the debt securities of the series are denominated or in which interest is payable or of government agencies backed by the full faith and credit of that government.

Defeasance of Certain Covenants. The Indenture also provides that we may omit to comply with the covenants described above under “Certain Covenants” with respect to the debt securities of that series if we comply with the following conditions. In order to exercise this option, we will be required to deposit with the Trustee money, government obligations or a combination thereof which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the debt securities of that series on the stated maturity date of the payments in accordance with the terms of the Indenture and the debt securities. We will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the debt securities of that series to recognize income, gain or loss for federal income tax purposes and that those holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and covenant defeasance had not occurred, and to satisfy other conditions specified in the Indenture.

Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to the debt securities of any series and those debt securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and government obligations on deposit with the Trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity dates but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from such Event of Default. However, we shall remain liable for such payments.

Regarding the Trustee

The Indenture contains certain limitations on the rights of the Trustee, which is a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign. In the ordinary course of its business, the Trustee provides, and may continue to provide, service to the Company as trustee for other debt securities of the Company.

Book-Entry Delivery and Settlement

We will issue the Notes in the form of one or more permanent global securities in definitive, fully registered form. The global securities will be deposited with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the Trustee. DTC has advised us that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended;

•

DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

•

access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriter nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters. We expect that under procedures established by DTC:

•

upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriter with portions of the principal amounts of the global securities; and

•

ownership of the Notes will be shown on, and the transfer of ownership of the Notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of Persons other than participants.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those Persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of Persons who hold interests through participants, the ability of a Person having an interest in a global security to pledge or transfer that interest to Persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the Notes represented by that global security for all purposes under the Indenture and under the Notes. Except as described below, owners of beneficial interests in a global security will not be entitled to have Notes represented by that global security registered in their names, will not receive or be entitled to receive the Notes in the form of a physical certificate and will not be considered the owners or holders of the Notes under the Indenture or under the Notes, and may not be entitled to give the Trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC’s procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or the global security.

Neither we nor the Trustee will have any responsibility or liability for any aspect of DTC’s records relating to the Notes or relating to payments made by DTC on account of the Notes, or any responsibility to maintain, supervise or review any of DTC’s records relating to the Notes.

We will make payments on the Notes represented by the global securities to DTC or its nominee, as the registered owner of the Notes. We expect that when DTC or its nominee receives any payment on the Notes represented by a global security, DTC will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC’s records. We also expect that payments by DTC’s participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC’s participants will be responsible for those payments.

Payments on the Notes represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC rules and will be settled in immediately available funds.

Certificated Notes

We will issue certificated Notes to each Person that DTC identifies as the beneficial owner of Notes represented by the global securities upon surrender by DTC of the global securities only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice; or

•	we decide not to have the Notes represented by a global security.

Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related Notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the Notes to be issued.

Same-Day Settlement and Payment

Settlement for the Notes will be made by the underwriter in immediately available funds. So long as the Notes are represented by global securities registered in the name of DTC or its nominee, all payments of principal and interest will be made by us in immediately available funds. In addition, so long as the Notes are represented by such Global Securities, the Notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes certain U.S. federal income tax considerations associated with acquiring, owning and disposing of the notes. The discussion does not address any state, local or non-U.S. taxes or the U.S. federal estate or gift tax. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to any of the statements made in this summary, and we cannot assure you that the IRS will agree with such statements.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations, regulated investment companies, real estate investment trusts, partnerships or other pass through entities or investors in such entities, persons liable for alternative minimum tax, and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this discussion is limited to persons who purchase the notes for cash in this offering at the price set forth on the cover page of this prospectus supplement and who hold the notes as capital assets within the meaning of section 1221 of the Code.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or any entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a note that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and is not a U.S. holder.

If any entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes.

Prospective purchasers of the notes should consult their tax advisors concerning the tax consequences of acquiring, holding, and disposing of the notes in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of other U.S. federal tax laws and state, local and foreign tax laws and any recent or prospective changes in applicable tax laws.

Certain Contingent Payments or Additional Interest

We may be obligated to pay amounts in excess of the stated interest or principal on the notes, including as described under “Description of Notes—Optional Redemption,” and may be obligated to pay additional interest on the notes, as described under “Description of Notes—Interest Rate Adjustment Following A Change of Control.” These potential payments may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments.” According to the applicable Treasury Regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if such contingencies in the aggregate, as of the date of issuance, are remote or incidental, or, in certain circumstances, if it is “significantly more likely than not” that none of such contingencies will occur. We intend to take the position that the foregoing contingencies should not cause the notes to be treated as contingent payment debt instruments. Our position is binding on a holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. However, our determination concerning the effect of these contingencies is inherently factual, and our position is not binding on the IRS. If the IRS were to successfully challenge this position, a holder might be required to accrue interest income at a higher rate than the stated interest rate on the notes, and to treat any gain realized on the taxable disposition of a note as ordinary interest income, rather than capital gain. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Holders should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

U.S. Holders

Stated Interest. Except as discussed in the next paragraph, stated interest on the notes other than the portion of the first interest payment attributable to the period prior to the date on which you acquire a note (“pre-acquisition accrued interest”) generally will be taxable to a U.S. holder as ordinary income at the time that such interest is received or accrued, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes. When received, any amount attributable to pre-acquisition accrued interest should be treated as a non-taxable return of capital.

If we become obligated to pay any additional interest on the notes as described under “Description of Notes—Interest Rate Adjustment Following a Change of Control,” it appears that such additional interest would be characterized as original issue discount (“OID”). In such event, a U.S. holder would, regardless of the U.S. holder’s regular method of tax accounting, be required to include such additional interest as ordinary income over the remaining term of the notes (using a “constant yield” method) and the accrued OID would increase a U.S. holder’s adjusted tax basis in the notes. Payments of any additional interest would not result in any income in addition to the accrued OID, but would reduce a U.S. holder’s adjusted tax basis in its notes.

Amortizable bond premium. If a U.S. holder’s adjusted tax basis in the notes immediately after its acquisition exceeds the sum of all “amounts payable under the notes” (other than qualified stated interest on the notes and pre-amortized accrued interest), the notes will be considered to have amortizable bond premium equal to such excess. For this purpose, where an issuer has an option to call a debt instrument at a premium to its stated principal amount, the all “amounts payable under the debt instrument” shall initially be determined based on an assumption that the issuer will in fact exercise such option (and subsequent adjustments shall be made if the issuer does not actually exercise such option). This assumption may have the effect of eliminating, reducing or deferring any bond premium amortization or deduction with respect to the notes.

Subject to the foregoing, a U.S. holder generally may elect to amortize bond premium over the term of the note on a constant yield method as an offset to interest income. In such case, the U.S. holder’s tax basis in the note will be reduced by the amortized premium. An election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by a U.S. holder on or after the first day of the first taxable year to which the election applies. A U.S. holder may not revoke the election without the consent of the IRS. A U.S. holder should consult its own tax advisor about the decision to amortize premium and the effects of such an election, including the effect on other debt instruments held by the U.S. holder.

Sale, Exchange, Retirement, or Other Taxable Disposition of Notes. Upon the sale, exchange, retirement, or other taxable disposition of a note, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition and the adjusted tax basis of the note. For these purposes, the amount realized does not include any amount attributable to (i) accrued stated interest or (ii) pre-acquisition accrued interest. Amounts attributable to accrued stated interest not treated as OID will be taxable as ordinary interest income to the extent not previously so taxed. A U.S. holder’s adjusted tax basis of the note generally equals the cost paid for the note (excluding any amount paid for pre-acquisition accrued interest), increased by any accrued OID (if any) and reduced by (i) any amortized bond premium, as described above and (ii) any payment of additional interest in connection with a change of control.

Any gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has a holding period of more than one year. Long-term capital gains of non-corporate U.S. holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

Medicare Tax on Unearned Income. Certain U.S. holders that are individuals, estates or trusts must pay an additional 3.8% tax on, among other things, interest (including any accrual of OID) on and gains from the sale or other disposition of notes. If you are an individual, estate or trust you should consult your tax advisors regarding the effect of this legislation on your ownership and disposition of the notes.

Information Reporting and Backup Withholding. In general, information reporting requirements will apply to payments of interest on the notes, accruals of OID (if any) and to the proceeds of the sale or other disposition (including a redemption or retirement) of a note paid to a U.S. holder unless such U.S. holder is an exempt recipient, such as a corporation. Backup withholding may apply to payments of such amounts if the U.S. holder fails to provide a taxpayer identification number or a certification that it is not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Payment of Interest. Generally, subject to the discussion of backup withholding below, if you are a non-U.S. holder, interest income (including, for purposes of this discussion regarding non-U.S. holders, any OID (as discussed above under “—U.S. Holders—Stated Interest”)) that is not effectively connected with a U.S. trade or business will not be subject to a U.S. federal withholding tax under the “portfolio interest exemption” provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

•	you are not a controlled foreign corporation related to us;

•	you are not a bank which acquired the debt securities in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•

either (a) you provide a properly completed IRS Form W-8BEN-E, IRS Form W-8BEN or other applicable IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your non-U.S. holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that an IRS Form W-8BEN-E, IRS Form W-8BEN or W-8IMY (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.

Treasury Regulations provide alternative methods for satisfying the certification requirement described in the paragraph above.

If you cannot satisfy the above requirements, interest income (including any pre-acquisition accrued interest) that is not effectively connected with your conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of this withholding tax. To claim the benefit of a tax treaty, a non-U.S. holder generally must provide a properly completed and executed IRS Form W-8BEN-E, IRS Form W-8BEN or other applicable IRS Form W-8 (or a suitable substitute form). Under applicable Treasury Regulations, a non-U.S. holder claiming treaty benefits may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided in these Treasury Regulations for payments through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of these Treasury Regulations.

We generally will be required to report annually to the IRS and to each non-U.S. holder the amount of interest paid to, and the tax withheld, if any, with respect to, each non-U.S. holder.

Interest income that is effectively connected with your conduct of a U.S. trade or business will be taxed generally in the same manner as if you were a U.S. holder, unless an applicable treaty provides otherwise. If you are a corporate non-U.S. holder, you may also, under certain circumstances, be subject to a “branch profits tax” on any effectively connected earnings and profits (subject to adjustments) attributable to such interest at a 30% rate (or, if applicable, a lower treaty rate). Such effectively connected interest income will not be subject to U.S. federal withholding tax if you deliver proper documentation (generally, an IRS Form W-8ECI or other applicable IRS Form W-8) unless an applicable income tax treaty provides otherwise.

Sale, Exchange, Retirement, or Other Taxable Disposition of Notes. In general, subject to the discussion below regarding backup withholding, you will not be subject to U.S. federal income tax or U.S. federal withholding tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of a note, unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business, in which case you will be subject to U.S. federal income tax generally in the same manner as if you were a U.S. holder with respect to the gain (unless an applicable income tax treaty provides otherwise) and if you are a corporation, you may also be subject to a 30% branch profits tax on any effectively connected earnings and profits (subject to adjustments) attributable to such gain, unless reduced by an applicable income tax treaty; or

•

you are an individual present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met, in which case you will be subject to 30% (or a lower applicable treaty rate) U.S. federal income tax with respect to the gain (net of certain U.S. source capital losses).

Information Reporting and Backup Withholding. U.S. backup withholding and related information reporting requirements generally will not apply to payments of interest on a note if you provide the statement described in the fourth bullet under the heading “Non-U.S. Holders— Payment of Interest,” provided that the payor does not have actual knowledge or reason to know that you are a U.S. person.

Backup withholding and related information reporting will generally not apply to any payment of the proceeds of the sale (including a retirement or redemption) of a note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker is a:

•	U.S. person;

•	foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	controlled foreign corporation for U.S. federal income tax purposes; or

•

foreign partnership, if at any time during its tax year, one or more of its partners are United States persons (as defined in the applicable Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business.

Payment of the proceeds of any sale effected outside the United States by a foreign office of any broker that is described in the preceding sentence will be subject to information reporting (but not backup withholding requirement) unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption. Payment of the proceeds of any sale to or through the U.S. office of a broker is generally subject to information reporting and backup withholding requirements, unless you provide the statement described in the fourth bullet under the heading “Non-U.S. Holders—Payment of Interest” or otherwise establish an exemption.

Amounts withheld under the backup withholding rules are generally not an additional tax and may be refunded or credited against your U.S. federal income tax liability provided you furnish the required information to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) generally impose a U.S. federal withholding tax of 30% on (i) payments of U.S. source interest (including any OID) on debt obligations issued on or after July 1, 2014 (or materially modified on or after that date in such a way that they are considered to be re-issued for U.S. federal income tax purposes) and (ii) payments of gross proceeds from the sale or other disposition of such debt obligations occurring after December 31, 2018, in each case, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless those entities comply with a complicated U.S. information reporting, disclosure and certification regime. We intend to take the position that the issuance of the new notes constitutes a qualified reopening of the existing notes. Based on the position, the new notes will be deemed to have the same issue date as the existing notes (and will accordingly be treated as issued prior to July 1, 2014) for United States federal income tax purposes, and therefore, FATCA will not apply to the new notes unless they are materially modified on a subsequent date.

UNDERWRITING

Citigroup Global Markets Inc. (the “underwriter”) is acting as sole book-running manager for the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, all of the notes.

The underwriting agreement provides that the obligations of the underwriter to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the notes if it purchases any of the notes.

We have been advised by the underwriter that it proposes to offer the notes directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.500% of the principal amount of the notes. The underwriter may allow, and dealers may reallow, a concession not to exceed 0.300% of the principal amount of the notes to certain other dealers. After the initial public offering, the underwriter may change the offering price and other selling terms.

We have agreed that, for a period of 90 days from the date of this prospectus supplement, we will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our affiliates or any person in privity with us or any of our affiliates), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities issued or guaranteed by us (other than the notes offered hereby) or publicly announce an intention to effect any such transaction.

The existing notes and the related guarantees are listed, and we expect the new notes offered hereby and related guarantees to be listed, on the New York Stock Exchange. The underwriter may make a market in the notes after completion of the offering but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop or be maintained. If an active public trading market for the notes is not developed or maintained, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriter and its affiliates may purchase and sell notes in the open market. These transactions may include over-allotment, short covering transactions and stabilizing transactions. Over-allotment involves sales of notes in excess of the principal amount of notes to be purchased by the underwriter in the offering, which creates a short position. Short covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. The underwriter may conduct these transactions in the over-the-counter market or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

We estimate that our total expenses for the offering, excluding the underwriting discount, will be approximately $200,000.

The underwriter is a full service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. For example, Citibank, N.A., an affiliate of the underwriter, is a lender and an issuing bank under our Revolving Credit Facility.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriter may be required to make resulting from those liabilities.

We expect that delivery of the notes will be made against payment therefore on or about October 16, 2017 which will be the third business day following the date of pricing of the notes, or “T+ 3”. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisors.

Notice to Prospective Investors

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any notes which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of notes shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase any notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

The underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantors; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain matters with respect to the legality and binding nature of the securities are being passed upon for us by Sherman & Howard L.L.C., Denver, Colorado, and, with respect to our Maryland and Virginia subsidiaries, by Miles & Stockbridge P.C., Baltimore, Maryland. Certain legal matters will be passed on for the underwriter by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of our internal control over financial reporting as of December 31, 2016, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, except for any information that is superseded by information that is included directly in this prospectus supplement.

This prospectus supplement includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this prospectus supplement (provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K). They contain important information about our company and its financial condition.

Filing	Period
Quarterly Report on Form 10-Q	Quarters ended March 31, 2017 and June 30, 2017
Annual Report on Form 10-K	Year ended December 31, 2016
Current Report on Form 8-K	Filed February 3, 2017, April 25, 2017 (as amended on June 28, 2017), June 22, 2017, June 27, 2017, August 11, 2017 and October 4, 2017

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering (excluding any information furnished under Item 2.02 or Item 7.01 of Form 8-K) shall be deemed to be incorporated by reference herein and to be a part of this prospectus supplement from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. SEC rules and regulations also permit us to “furnish” rather than “file” certain reports and information with the SEC. Any such reports or information which we have “furnished” shall not be deemed to be incorporated by reference into or otherwise become a part of this prospectus supplement, regardless of when furnished to the SEC.

You can obtain any of the documents incorporated by reference in this prospectus supplement from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus supplement. You can obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at the following address:

Joseph H. Fretz
Secretary and Corporate Counsel

M.D.C. Holdings, Inc.

4350 South Monaco Street

Suite 500

Denver, Colorado 80237

(303) 773-1100

Additional information about us can be obtained on the investor relations section of our website. Our website is www.richmondamerican.com, although the information on our website is not incorporated into this prospectus supplement.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus supplement or in any of the materials that we have incorporated by reference into this prospectus supplement. Therefore, if anyone does give you information of this sort, you should keep in mind that such information has not been authorized and may therefore not be accurate. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus supplement are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus supplement does not extend to you.

M.D.C. Holdings, Inc.

$1,500,000,000

_______________

The following are types of securities that we may offer and sell under this prospectus:

●	common stock	●	debt securities
●	preferred stock

We may offer these securities separately or as units which may include other securities. We will describe in a prospectus supplement, which must accompany this prospectus, the securities we are offering and selling, as well as the specific terms of the securities. Those terms may include:

●	Maturity	●	Redemption terms
●	Interest rate	●	Listing on a securities exchange
●	Sinking fund terms	●	Amount payable at maturity
●	Currency of payments	●	Guarantees by some of our subsidiaries

This prospectus is not an offer to sell those securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_______________

Investing in our securities involves risks. See the “Risk Factors” section of our filings with the Securities and Exchange Commission (“SEC”) and the applicable prospectus supplement.

Our common stock, par value $0.01 per share, trades on the New York Stock Exchange under the symbol “MDC.” We may offer the securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

June 21, 2016

M.D.C. HOLDINGS, INC.

M.D.C. Holdings, Inc., or MDC, is a Delaware corporation. We have two primary operations, homebuilding and financial services. Our homebuilding operation subsidiaries generally purchase finished lots or develop lots to the extent necessary and then construct and sell primarily single family detached homes to first-time and first-time move-up homebuyers under the name “Richmond American Homes.” Our financial services operations primarily consist of: HomeAmerican Mortgage Corporation, which originates mortgage loans primarily for Richmond American homebuyers; Allegiant Insurance Company, Inc., A Risk Retention Group, which provides insurance coverage primarily to our homebuilding subsidiaries and most of the subcontractors for homes sold by our homebuilding subsidiaries and for work performed in completed subdivisions; and StarAmerican Insurance Ltd., which is a re-insurer of Allegiant claims; American Home Insurance Agency, Inc., which offers third-party insurance products to Richmond American homebuyers; and American Home Title and Escrow Company, which provides title agency services to our homebuilding subsidiaries and their customers in certain states. Unless specifically stated otherwise, references in this prospectus or any prospectus supplement to “we,” “us” or “our” include only MDC, and not our subsidiaries.

Our principal executive offices are at 4350 South Monaco Street, Suite 500, Denver, Colorado 80237 (telephone (303) 773-1100). Additional information about us can be obtained on the investor relations section of our website. Our website is www.mdcholdings.com, although the information on our website is not incorporated into this prospectus.

You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

RISK FACTORS

Before you invest in any of our securities, in addition to the other information in this prospectus and the applicable prospectus supplement, you should carefully consider the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on February 3, 2016, which are incorporated by reference into this prospectus and the applicable prospectus supplement, as the same may be updated from time to time by our future filings under the Exchange Act.

Our business, financial position, results of operations, liquidity or prospects could be adversely affected by any of these risks.

USE OF PROCEEDS

Except as may otherwise be described in the prospectus supplement relating to an offering of securities, we will use the net proceeds from the sale of the securities offered under this prospectus and the prospectus supplement for general corporate purposes. We will determine any specific allocation of the net proceeds of an offering of securities to a specific purpose at the time of the offering and will describe the allocation in the related prospectus supplement.

DESCRIPTION OF COMMON STOCK

MDC has authorized 250,000,000 shares of common stock. At June 17, 2016, we had 49,008,835 shares outstanding.

DESCRIPTION OF PREFERRED STOCK

MDC has authorized 25,000,000 shares of preferred stock, none of which were outstanding as of June 21, 2016. Shares of preferred stock may be issued in one or more series, as authorized by our board of directors with any rights and restrictions that are specified by our board of directors and permitted by Delaware law. When our board of directors specifies the terms of the preferred stock, the terms will be set forth in a certificate of designations to be filed with the secretary of state of Delaware.

1

DESCRIPTION OF THE DEBT SECURITIES

The debt securities will be direct unsecured obligations of MDC and may be senior debt securities, senior subordinated debt securities or junior subordinated debt securities. The total amount of additional debt securities that we may issue may be limited from time-to-time by financial covenants.

The debt securities will be issued under one or more indentures in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part. The indentures will be subject to and governed by the Trust Indenture Act of 1939.

MDC may issue the debt securities in one or more series. Specific terms of each series of debt securities will be contained in resolutions of our board of directors or in a supplemental indenture. The specific terms will be described in a prospectus supplement.

Debt securities may or may not be guaranteed by our subsidiaries.

LEGAL MATTERS

The validity of the common stock and the preferred stock and the status of the debt securities as binding obligations of MDC and any guarantees as binding obligations of the guarantors will be passed on for MDC by Sherman & Howard L.L.C., Denver, Colorado.

EXPERTS

The consolidated financial statements of M. D. C. Holdings, Inc. appearing in M. D. C. Holdings, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2015, and the effectiveness of M. D. C. Holdings, Inc.’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like MDC, that file electronically with the SEC. The address of that site is http://www.sec.gov. Our SEC filings are also available through the New York Stock Exchange, on which our common stock is listed, at 11 Wall Street, New York, N.Y. 10005.

We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document (provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K). They contain important information about our company and its financial condition.

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Filing	Period

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2016

Annual Report on Form 10-K	Year ended December 31, 2015

Current Report on Form 8-K	Filed January 27, 2016, February 4, 2016 and April 1, 2016

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering (excluding any information furnished under Item 2.02 or Item 7.01 of Form 8-K) shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. SEC rules and regulations also permit us to “furnish” rather than “file” certain reports and information with the SEC. Any such reports or information which we have “furnished” shall not be deemed to be incorporated by reference into or otherwise become a part of this prospectus, regardless of when furnished to the SEC.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Joseph H. Fretz
Secretary and Corporate Counsel
M.D.C. Holdings, Inc.
4350 South Monaco Street
Suite 500
Denver, Colorado 80237
(303) 773-1100

Additional information about us can be obtained on the investor relations section of our website. Our website is www.mdcholdings.com, although the information on our website is not incorporated into this prospectus.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should keep in mind that such information has not been authorized and may therefore not be accurate. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

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$150,000,000

M.D.C. Holdings, Inc.

6.000% Senior Notes due 2043

PROSPECTUS SUPPLEMENT

October 11, 2017

Sole Book-Running Manager

Citigroup